CALCULATION OF REGISTRATION FEE CHART

Title of Each Class of Securities to be Registered	Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Common Stock, $0.001 par value	$80,327,500	$4,483

(1)	Includes shares of common stock to be sold upon exercise of the underwriters’ option to purchase additional shares. See “Underwriting.”

(2)	A filing fee of $4,483 has been calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Filed pursuant to Rule 424(b)(2)
Registration No. 333-150353

PROSPECTUS SUPPLEMENT

(To Prospectus dated April 21, 2008)

11,000,000 Shares

Common Stock

This is an offering by East West Bancorp, Inc. of 11,000,000 shares of its common stock.

Our common stock trades on the Nasdaq Global Select Market under the symbol “EWBC.” The last reported trading price of our common stock on July 20, 2009. was $6.72.

The shares of Common Stock offered hereby are not savings accounts, deposits or other obligations of any of our bank or nonbank subsidiaries and are not insured by the Federal Deposit Insurance Corporation or any other government agency.

Investing in our common stock involves risks. See “Risk Factors” beginning on page S-4 of this prospectus supplement and page 4 of the accompanying prospectus.

	Per Share	Total
Price to the public	$6.35000	$69,850,000
Underwriting discounts and commissions	$.28575	$3,143,250
Proceeds to East West Bancorp, Inc. (before expenses)	$6.06425	$66,706,750

We have granted the underwriters the option to purchase 1,650,000 additional shares of Common Stock on the same terms and conditions set forth above within 30 days of the date of this prospectus.

Neither the Securities and Exchange Commission, any state securities commission, the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System, nor any other regulatory body has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

Barclays Capital expects to deliver the shares on or about July 24, 2009.

Barclays Capital

Prospectus Supplement dated July 20, 2009

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement and the accompanying prospectus. You must not rely on any unauthorized information or representations. This prospectus supplement and the accompanying prospectus is an offer to sell only the Common Stock offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement is current only as of its date.

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ABOUT THIS PROSPECTUS SUPPLEMENT

This document consists of two parts. The first part is the prospectus supplement, which describes the specific terms of the offering. The second part is the prospectus, which describes more general information, some of which may not apply to the offering. You should read both this prospectus supplement and the accompanying prospectus, together with additional information described under the heading “Where You Can Find More Information” in the accompanying prospectus.

All references in this prospectus supplement to the “Company,” “we,” “us,” “our” or similar references mean East West Bancorp, Inc. and its successors, and include our consolidated subsidiaries where the context so requires. When we refer to “East West Bancorp, Inc.” in this prospectus supplement, we mean East West Bancorp, Inc. on an unconsolidated basis. When we refer to “East West Bank” or the “Bank” in this prospectus supplement, we mean East West Bank, our only bank subsidiary. When we refer to the “Common Stock” we refer to all shares of our common stock offered pursuant to this prospectus supplement.

If the information set forth in this prospectus supplement differs in any way from the information set forth in the accompanying prospectus, you should rely on the information set forth in this prospectus supplement.

You should rely only on the information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus. This prospectus supplement and the accompanying prospectus may be used only for the purpose for which it has been prepared. No one is authorized to give information other than that contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus. We have not, and the underwriter has not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it.

We are not, and the underwriter is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information appearing in this prospectus supplement and the accompanying prospectus or any document incorporated by reference is accurate as of any date other than the date of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date. Neither this prospectus supplement nor the accompanying prospectus constitutes an offer, or an invitation on our behalf or on behalf of the underwriter, to subscribe for and purchase, any of the securities and may not be used for or in connection with an offer or solicitation by anyone, in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

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SUMMARY

This summary highlights information contained elsewhere in, or incorporated by reference into, this prospectus supplement and the accompanying prospectus. As a result, it does not contain all of the information that may be important to you or that you should consider before investing in the Common Stock. You should read this entire prospectus supplement and accompanying prospectus, including the “Risk Factors” section and the documents incorporated by reference, which are described under “Where You Can Find More Information” in the accompanying prospectus. Unless otherwise specifically indicated, all information in this prospectus supplement assumes that the underwriter’s option to purchase additional shares of Common Stock is not exercised.

East West Bancorp, Inc.

East West Bancorp, Inc. is a bank holding company and financial holding company incorporated in Delaware on August 26, 1998 and registered under the Bank Holding Company Act of 1956, as amended. The Company commenced business on December 30, 1998 when, pursuant to a reorganization, it acquired all of the voting stock of East West Bank, the Company’s principal asset. In addition to the Bank, the Company has ten other subsidiaries, namely East West Insurance Services, Inc., East West Capital Trust I, East West Capital Trust II, East West Capital Statutory Trust III, East West Capital Trust IV, East West Capital Trust V, East West Capital Trust VI, East West Capital Trust VII, East West Capital Trust VIII, and East West Capital Trust IX.

East West Bank was chartered in June 1972, as the first federally chartered savings institution focused primarily on the Chinese-American community, and opened for business at its first office in the Chinatown district of Los Angeles in January 1973. From 1973 until the early 1990’s, the Bank conducted a traditional savings and loan business by making predominantly long-term, single family residential and commercial and multifamily real estate loans. The Bank has emphasized commercial lending since its conversion to a state-chartered commercial bank, subject to the supervision of the California Department of Financial Institutions (the “DFI”), on July 31, 1995. The Bank now also provides loans for commercial, construction, and residential real estate projects and for the financing of international trade for companies in California. The Bank is one of the largest banks in the United States that focuses on the Chinese-American community.

East West Bank has 69 branches in California located in the following counties: Los Angeles, Orange, San Bernardino, San Francisco, San Mateo, Santa Clara and Alameda. Additionally, the Bank has one branch in Houston, Texas. The Bank currently also has a branch in Hong Kong, and two representative offices in China, one located in Beijing and the other in Shanghai. At June 30, 2009, the Bank had total assets of $12.7 billion, total deposits of $8.7 billion and stockholders’ equity of $1.5 billion.

Our common stock is traded on the Nasdaq Global Select Market under the ticker symbol “EWBC”. Our principal executive office is located at 135 North Los Robles Ave., 7th Floor, Pasadena, California, 91101, telephone number: (626) 768-6000.

Recent Developments

Second Quarter Results

On July 15, 2009, we announced that we incurred a net loss of $92.1 million for the quarter ended June 30, 2009, driven primarily by a $151.4 million provision for loan losses, $37.4 million of other-than-temporary-impairment of securities and an extraordinary loss, net of tax, of $5.4 million from the desecuritization of approximately $636 million in mortgage-backed securities.

At June 30, 2009, our total assets were $12.7 billion compared to $12.4 billion at December 31, 2008. Gross loans at June 30, 2009 totaled $8.5 billion compared to $8.2 billion at year-end 2008. Total deposits at June 30, 2009 were $8.7 billion, a $204.8 million increase over total deposits of $8.5 billion at March 31, 2009.

Net interest income before provision for loan losses for the second quarter totaled $88.3 million, an 11% increase over first quarter of 2009. The net interest margin for the second quarter was 2.98%, a 24 basis point increase from 2.74% in the prior quarter.

As a result of the additional provision for loan losses during the quarter, our allowance for loan losses at June 30, 2009 increased to $223.7 million or 2.62% of outstanding loans. This compares to $195.5 million or 2.42% of outstanding loans at March 31, 2009. For the second quarter of 2009, we had net charge-offs of $133.9 million, largely related to the sale of nonaccrual land and construction loans and other real estate owned (“OREO”). During the quarter, we sold $55.8 million in OREO and $166.3 million in loans. The allowance for loan losses to nonaccrual loans ratio totaled 138% as of June 30, 2009.

Noninterest income for the second quarter was a loss of $26.2 million. This was primarily the result of $37.4 million in write-downs on investment securities for other-than-temporary impairment. Excluding that non-cash charge, noninterest income for the second quarter totaled $11.2 million, compared to $14.0 million in the first quarter of 2009.

Noninterest expense totaled $57.9 million for the second quarter, an increase of $6.5 million from the first quarter of 2009. Noninterest expense was $6.5 million higher in the second quarter due primarily to a Federal Deposit Insurance Corporation (“FDIC”) industry-wide special deposit insurance assessment accrued for the quarter, as well as higher expenses relating to OREO and losses on sale of OREOs.

Total nonperforming assets as of June 30, 2009 were $278.9 million or 2.19% of total assets, compared to $303.8 million or 2.42% of total assets at March 31, 2009 and $263.9 million or 2.12% of total assets at December 31, 2008. The decrease in nonperforming assets was largely due to a decrease in nonaccrual loans of $85.8 million, or 35% from March 31, 2009 partially offset by an increase in modified or restructured loans of $72.3 million. Nonperforming assets as of June 30, 2009 included nonaccrual loans totaling $162.2 million, other real estate owned totaling $27.2 million and loans modified or restructured totaling $89.5 million.

At June 30, 2009, our Tier 1 risk-based capital ratio was 12.25%, total risk-based capital ratio was 14.28% and Tier I leverage ratio was 10.38%. Total stockholders’ equity as of June 30, 2009 was $1.48 billion, representing a book value of $15.65 per share.

Recently Completed Exchange of Series A Preferred Stock for Common Stock

From late June through early July 2009, we agreed to exchange an aggregate of 110,764 shares of Series A Preferred Stock, representing approximately 56% of the outstanding shares of Series A Preferred Stock, for 9,968,760 shares of Common Stock, at an exchange ratio of 90 shares of Common Stock for each share of Series A Preferred Stock. As a result of these transactions, our tangible common equity increased by $110.8 million.

We may in the future acquire additional shares of Series A Preferred Stock through similar exchanges or such other means as we deem appropriate. Any such acquisitions will occur upon the terms and at the prices as we determine in our discretion.

Private Placement Transactions

On July 14, 2009, in private placement transactions, two customers of the Bank purchased 5,000,000 newly issued shares of the Company’s common stock at a price of $5.50 per share, for an additional increase to equity of $27.5 million. The investors will have the right to register these shares for resale to the public, but have agreed not to sell any of these shares until October 21, 2009 without our consent.

The Offering

Issuer	East West Bancorp, Inc., a Delaware corporation.

Common Shares Offered	11,000,000 shares of common stock, par value $0.001 (the “Common Stock”) We have also granted the underwriter an option to purchase up to an additional 1,650,000 shares of Common Stock.

Use of Proceeds	We expect to receive net proceeds from this offering of approximately $66.4 million (approximately $76.4 million if the underwriter’s option to purchase additional shares is exercised in full), after underwriting discounts and commissions and estimated offering expenses. We intend to use the net proceeds of the offering of the Common Stock for general corporate purposes, including to increase our liquidity, to increase our capital and to reduce borrowings. The precise amounts and timing of the application of proceeds will depend on the requirements of East West Bancorp, Inc. and its subsidiaries and affiliates. See “Use of Proceeds.”

Risk Factors	For a discussion of risks and uncertainties involved with an investment in our Common Stock, see “Risk Factors” beginning on page S-4 of this prospectus supplement.

NASDAQ Symbol	EWBC.

Shares Outstanding After this Offering(1)	90,000,769 shares

(1)	The number of shares of common stock that will be outstanding after this offering is based on the number of shares of common stock outstanding at July 17, 2009 including:

•	5,000,000 shares that we issued on July 14, 2009 in a private placement transaction; and

•	9,968,760 shares that we issued in exchange for 110,764 shares of our Series A Preferred Stock,

  and excluding:

•	5,572,668 shares issuable upon conversion of the balance of our Series A Preferred Stock;

•	3,035,109 shares issuable upon the exercise of warrants;

•	2,621,568 shares issuable upon the exercise of stock options outstanding as of March 31, 2009; and

•	1,650,000 shares that may be sold to the underwriter if it exercises its option to purchase additional shares in full.

RISK FACTORS

Your investment in the Common Stock will involve risks. You should carefully consider the following discussion of risks and the other information contained in this prospectus supplement and the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus, including our Annual Report on Form 10-K for the year ended December 31, 2008, as updated by our subsequently filed Quarterly Report on Form 10-Q and our Current Reports on Form 8-K, before deciding whether an investment in the Common Stock is suitable for you.

Risks Relating to Our Business

Difficult economic and market conditions have adversely affected our industry. Dramatic declines in the housing market, with decreasing home prices and increasing delinquencies and foreclosures, have negatively impacted the credit performance of mortgage and construction loans and resulted in significant writedowns of assets by many financial institutions. General downward economic trends, reduced availability of commercial credit and increasing unemployment have negatively impacted the credit performance of commercial and consumer credit, resulting in additional writedowns. Concerns over the stability of the financial markets and the economy have resulted in decreased lending by financial institutions to their customers and to each other. This market turmoil and tightening of credit has led to increased commercial and consumer deficiencies, lack of customer confidence, increased market volatility and widespread reduction in general business activity. Financial institutions have experienced decreased access to deposits and borrowings. The resulting economic pressure on consumers and businesses and the lack of confidence in the financial markets may adversely affect our business, financial condition, results of operations and stock price. We do not expect that the difficult conditions in the financial markets are likely to improve in the near future. A worsening of these conditions would likely exacerbate the adverse effects of these difficult market conditions on us and others in the financial institutions industry. In particular, we may face the following risks in connection with these events:

•

We potentially face increased regulation of our industry including heightened legal standards and regulatory requirements or expectations imposed in connection with the Emergency Economic Stabilization Act of 2008 (“EESA”) and American Recovery and Reinvestment Act of 2009 (“ARRA”). Compliance with such regulation may increase our costs and limit our ability to pursue business opportunities.

•

The process we use to estimate losses inherent in our credit exposure requires difficult, subjective and complex judgments, including forecasts of economic conditions and how these economic conditions might impair the ability of our borrowers to repay their loans. The level of uncertainty concerning economic conditions may adversely affect the accuracy of our estimates which may, in turn, impact the reliability of the process.

•

We are currently paying and may continue to be required to pay significantly higher FDIC premiums because market developments have significantly depleted the insurance fund of the FDIC and reduced the ratio of reserves to insured deposits.

•

Our borrowers may be unable to make timely repayments of their loans, and the decrease in value of real estate collateral securing the payment of such loans could result in significant credit losses, increased delinquencies, foreclosures and customer bankruptcies, any of which could have a material adverse effect on our operating results.

•

Further disruptions in the capital markets or other events, including actions by rating agencies and deteriorating investor expectations, may result in an inability to borrow on favorable terms or at all from other financial institutions.

•

Increased competition among financial services companies due to the recent consolidation of certain competing financial institutions and the conversion of certain investment banks to bank holding companies may adversely affect our ability to market our products and services.

Recent legislative and regulatory initiatives to address difficult market and economic conditions may not stabilize the U.S. banking system. If current levels of market disruption and volatility continue or worsen, there can be no assurance that we will not experience an adverse effect, which may be material, on our ability to access capital and on our business, financial condition, results of operations, and cash flows. The EESA, which established the Troubled Asset Relief Program (“TARP”), was signed into law on October 3, 2008. As part of TARP, the U.S. Treasury established the Troubled Asset Relief Program Capital Purchase Program (the “TARP CPP”) to provide up to $700 billion of funding to eligible financial institutions through the purchase of capital stock and other financial instruments for the purpose of stabilizing and providing liquidity to the U.S. financial markets. Then, on February 17, 2009, the ARRA was signed into law as a sweeping economic recovery package intended to stimulate the economy and provide for broad infrastructure, energy, health, and education needs. There can be no assurance as to the actual impact that EESA or its programs, including the TARP CPP, and ARRA or its programs, will have on the national economy or financial markets. The failure of these significant legislative measures to help stabilize the financial markets and a continuation or worsening of current financial market conditions could materially and adversely affect the Company’s business, financial condition, results of operations, access to credit or the trading price of its common shares.

There have been numerous actions undertaken in connection with or following the EESA and ARRA by the Board of Governors of the Federal Reserve System (the “Federal Reserve”), Congress, the U.S. Treasury, the Securities and Exchange Commission (the “SEC”), and the federal bank regulatory agencies in efforts to address the current liquidity and credit crisis in the financial industry that followed the sub-prime mortgage market meltdown which began in late 2007. These measures include homeowner relief that encourages loan restructuring and modification; the temporary increase in FDIC deposit insurance from $100,000 to $250,000; the establishment of significant liquidity and credit facilities for financial institutions and investment banks; the lowering of the federal funds rate; emergency action against short selling practices; a temporary guaranty program for money market funds; the establishment of a commercial paper funding facility to provide back-stop liquidity to commercial paper issuers; and coordinated international efforts to address illiquidity and other weaknesses in the banking sector. The purpose of these legislative and regulatory actions is to help stabilize the U.S. banking system. The EESA, ARRA and the other regulatory initiatives described above may not have their desired effects. If the volatility in the markets continues and economic conditions fail to improve or worsen, our business, financial condition and results of operations could be materially and adversely affected.

U.S. and international financial markets and economic conditions, particularly in California, could adversely affect our liquidity, results of operations and financial condition. Recent turmoil and downward economic trends have been particularly acute in the financial sector. Although the Company and the Bank remain well-capitalized and have not suffered any significant liquidity issues as a result of these recent events, the cost and availability of funds may be adversely affected by illiquid credit markets and the demand for our products and services may decline as our borrowers and customers realize the impact of an economic slowdown and recession. In view of the concentration of our operations and the collateral securing our loan portfolio in Northern and Southern California, we may be particularly susceptible to the adverse economic conditions in the state of California, where our business is concentrated. In addition, the severity and duration of these adverse conditions is unknown and may exacerbate our exposure to credit risk and adversely affect the ability of borrowers to perform under the terms of their lending arrangements with us. Accordingly, continued turbulence in the U.S. and international markets and economy may adversely affect our liquidity, financial condition, results of operations and profitability.

We may be required to make additional provisions for loan losses and expect to charge off additional loans in the future, which could adversely affect our results of operations. At June 30, 2009, our allowance for loan losses increased to $223.7 million, or 2.62% of our total loans. There has been a significant slowdown in the housing market in portions of Los Angeles, Riverside, San Bernardino and Orange counties where a majority of our loan customers are based. This slowdown reflects declining prices and excess inventories of homes to be sold, which has contributed to financial strain on home builders and suppliers. As of June 30, 2009, we had $4.9 billion, or 58% of our total loans, in commercial real estate and construction loans. Continuing deterioration in the real estate market generally and in the residential building segment in particular could result in additional loan charge offs and provisions for loan losses in the future, which could have a material adverse effect on our financial condition, net income and capital. We may be required to make additional provisions for loan losses and we expect to charge off additional loans in 2009.

Our allowance for loan and lease losses may not be adequate to cover actual losses. A significant source of risk arises from the possibility that we could sustain losses because borrowers, guarantors, and related parties may fail to perform in accordance with the terms of their loans and leases. The underwriting and credit monitoring policies and procedures that we have adopted to address this risk may not prevent unexpected losses that could have a material adverse effect on our business, financial condition, results of operations and cash flows. We maintain an allowance for loan and lease losses to provide for loan and lease defaults and non-performance. The allowance is also appropriately increased for new loan growth. While we believe that our allowance for loan and lease losses is adequate to cover current losses, we cannot assure you that we will not increase the allowance for loan and lease losses further.

Liquidity risk could impair our ability to fund operations and jeopardize our financial condition. Liquidity is essential to our business. An inability to raise funds through deposits, borrowings, the sale of loans and other sources could have a material adverse effect on our liquidity. Our access to funding sources in amounts adequate to finance our activities could be impaired by factors that affect us specifically or the financial services industry in general. Factors that could detrimentally impact our access to liquidity sources include a decrease in the level of our business activity due to a market downturn, our failure to remain well-capitalized or adverse regulatory action against us. Our ability to acquire deposits or borrow could also be impaired by factors that are not specific to us, such as a severe disruption of the financial markets or negative views and expectations about the prospects for the financial services industry as a whole as the recent turmoil faced by banking organizations in the domestic and worldwide credit markets deteriorates.

The actions and commercial soundness of other financial institutions could affect our ability to engage in routine funding transactions. Financial service institutions are interrelated as a result of trading, clearing, counterparty or other relationships. We have exposure to different industries and counterparties, and execute transactions with various counterparties in the financial industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds, and other institutional clients. Recent defaults by financial services institutions, and even rumors or questions about one or more financial services institutions or the financial services industry in general, have led to market wide liquidity problems and could lead to losses or defaults by us or by other institutions. Many of these transactions expose us to credit risk in the event of default of our counterparty or client. In addition, our credit risk may increase when the collateral held by us cannot be realized upon or is liquidated at prices not sufficient to recover the full amount of the loan or derivative exposure due to us. Any such losses could materially and adversely affect our results of operations.

Our loan portfolio is predominantly secured by real estate and thus we have a higher degree of risk from a downturn in our real estate markets. A downturn in our real estate markets could hurt our business because many of our loans are secured by real estate. Real estate values and real estate markets are generally affected by changes in national, regional or local economic conditions, fluctuations in interest rates and the availability of loans to potential purchasers, changes in tax laws and other governmental statutes, regulations and policies and acts of nature, such as earthquakes and national disasters particular to California. Substantially all of our real estate collateral is located in California. If real estate values continue to further decline, the value of real estate collateral securing our loans could be significantly reduced. Our ability to recover on defaulted loans by foreclosing and selling the real estate collateral would then be diminished and we would be more likely to suffer losses on defaulted loans.

We may experience goodwill impairment. In light of the overall instability of the economy, the continued volatility in the financial markets, the downward pressure on bank stock prices, and expectations of financial performance for the banking industry, including the Company, our estimates of goodwill fair value may be subject to change or adjustment and we may determine that impairment charges are necessary. Estimates of fair value are determined based on a complex model using cash flows and company comparisons. If management’s estimates of future cash flows are inaccurate, the fair value determined could be inaccurate and impairment may not be recognized in a timely manner. If the Company’s market capitalization continues to remain below book value, the Company will update its valuation analysis to determine whether goodwill is impaired. No assurance can be given that goodwill will not be written down in future periods.

Our business is subject to interest rate risk and variations in interest rates may negatively affect our financial performance. A substantial portion of our income is derived from the differential or “spread” between the interest earned on loans, investment securities and other interest-earning assets, and the interest paid on deposits, borrowings and other interest-bearing liabilities. Because of the differences in the maturities and repricing characteristics of our interest-earning assets and interest-bearing liabilities, changes in interest rates do not produce equivalent changes in interest income earned on interest-earning assets and interest paid on interest-bearing liabilities. Significant fluctuations in market interest rates could materially and adversely affect not only our net interest spread, but also our asset quality and loan origination volume.

We are subject to extensive government regulation that could limit or restrict our activities, which, in turn, may hamper our ability to increase our assets and earnings. Our operations are subject to extensive regulation by federal, state and local governmental authorities and are subject to various laws and judicial and administrative decisions imposing requirements and restrictions on part or all of our operations. Because our business is highly regulated, the laws, rules, regulations and supervisory guidance and policies applicable to us are subject to regular modification and change. We are now also subject to supervision, regulation and investigation by the U.S. Treasury and the Office of the Special Inspector General for the TARP under the EESA by virtue of our participation in the TARP CPP. From time to time, various laws, rules and regulations are proposed, which, if adopted, could impact our operations by making compliance much more difficult or expensive, restricting our ability to originate or sell loans or further restricting the amount of interest or other charges or fees earned on loans or other products.

If the Bank continues to incur losses that erode its capital, it may become subject to enhanced regulation or supervisory action. Under federal and state laws and regulations pertaining to the safety and soundness of insured depository institutions, the DFI and the Federal Reserve, and separately the FDIC as insurer of the Bank’s deposits, have authority to compel or restrict certain actions if the Bank’s capital should fall below adequate capital standards as a result of future operating losses, or if its bank regulators determine that it has insufficient capital. Among other matters, the corrective actions include but are not limited to requiring affirmative action to correct any conditions resulting from any violation or practice; directing an increase in capital and the maintenance of specific minimum capital ratios; restricting the Bank’s operations; limiting the rate of interest it may pay on brokered deposits; restricting the amount of distributions and dividends and payment of interest on its trust preferred securities; requiring the Bank to enter into informal or formal enforcement orders, including memoranda of understanding, written agreements and consent or cease and desist orders to take corrective action and enjoin unsafe and unsound practices; removing officers and directors and assessing civil monetary penalties; and taking possession and closing and liquidating the Bank. See Supervision and Regulation in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008.

The short term and long term impact of the new Basel II capital standards and the forthcoming new capital rules to be proposed for non-Basel II U.S. banks is uncertain. As a result of the recent deterioration in the global credit markets and the potential impact of increased liquidity risk and interest rate risk, it is unclear what the short term impact of the implementation of Basel II may be or what impact a pending alternative standardized approach to Basel II option for non-Basel II U.S. banks may have on the cost and availability of different types of credit and the potential compliance costs of implementing the new capital standards.

Failure to manage our growth may adversely affect our performance. Our financial performance and profitability depend on our ability to manage our recent and possible future growth. Future acquisitions and our continued growth may present operating, integration and other issues that could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We face strong competition from financial services companies and other companies that offer banking services. We conduct most of our operations in California. The banking and financial services businesses in California are highly competitive and increased competition in our primary market area may adversely impact the level of our loans and deposits. Ultimately, we may not be able to compete successfully against current and future competitors. These competitors include national banks, regional banks and other community banks. We also face competition from many other types of financial institutions, including savings and loan associations, finance companies, brokerage firms, insurance companies, credit unions, mortgage banks and other financial intermediaries. In particular, our competitors include major financial companies whose greater resources may afford them a marketplace advantage by enabling them to maintain numerous locations and mount extensive promotional and advertising campaigns. Areas of competition include interest rates for loans and deposits, efforts to obtain loan and deposit customers and a range in quality of products and services provided, including new technology-driven products and services. If we are unable to attract and retain banking customers, we may be unable to continue our loan growth and level of deposits.

If we cannot attract deposits, our growth may be inhibited. Our ability to increase our deposit base depends in large part on our ability to attract additional deposits at favorable rates. We seek additional deposits by offering deposit products that are competitive with those offered by other financial institutions in our markets.

We rely on communications, information, operating and financial control systems technology from third-party service providers, and we may suffer an interruption in those systems. We rely heavily on third-party service providers for much of our communications, information, operating and financial control systems technology, including our internet banking services and data processing systems. Any failure or interruption of these services or systems or breaches in security of these systems could result in failures or interruptions in our customer relationship management, general ledger, deposit, servicing and/or loan origination systems. The occurrence of any failures or interruptions may require us to identify alternative sources of such services, and we cannot assure you that we could negotiate terms that are as favorable to us, or could obtain services with similar functionality as found in our existing systems without the need to expend substantial resources, if at all.

We are dependent on key personnel and the loss of one or more of those key personnel may materially and adversely affect our prospects. Competition for qualified employees and personnel in the banking industry is intense and there are a limited number of qualified persons with knowledge of, and experience in, the California community banking industry. The process of recruiting personnel with the combination of skills and attributes required to carry out our strategies is often lengthy. Our success depends to a significant degree upon our ability to attract and retain qualified management, loan origination, finance, administrative, marketing and technical personnel and upon the continued contributions of our management and personnel. In particular, our success has been and continues to be highly dependent upon the abilities of key executives, including our President, and certain other employees.

Because of our participation in the Troubled Asset Relief Program, we are subject to several restrictions including restrictions on compensation paid to our executives. On December 5, 2008, the Company entered into a Securities Purchase Agreement – Standard Terms with the U.S. Treasury (“Stock Purchase Agreement”) pursuant to which we sold $306.5 million of our Series B preferred shares and issued a warrant to purchase up to 3,035,109 shares of our common stock (the “TARP Warrant”). Pursuant to the terms of the Stock Purchase Agreement, we adopted certain standards for executive compensation and corporate governance for the period during which the U.S. Treasury holds the equity issued pursuant to the Stock Purchase Agreement, including the common stock which may be issued pursuant to the TARP Warrant. These standards generally apply to our Chief Executive Officer, Chief Financial Officer and the three next most highly compensated senior executive officers.

The standards include (1) ensuring that incentive compensation for senior executives does not encourage unnecessary and excessive risks that threaten the value of the financial institution; (2) required clawback of any bonus or incentive compensation paid to a senior executive based on statements of earnings, gains or other criteria that are later proven to be materially inaccurate; (3) prohibition on making golden parachute payments to senior executives; and (4) agreement not to deduct for tax purposes executive compensation in excess of $500,000 for each senior executive. In particular, the change to the deductibility limit on executive compensation will likely increase the overall cost of our compensation programs in future periods. Since the TARP Warrant has a ten year term, we could potentially be subject to the executive compensation and corporate governance restrictions for a ten year time period.

The adoption of the ARRA on February 17, 2009, and interim final regulations thereunder effective June 15, 2009, have imposed certain new executive compensation and corporate expenditure limits on all current and future TARP recipients, including the Company, until the institution has repaid the U.S. Treasury, which is now permitted under the ARRA without penalty and without the need to raise new capital, subject to the U.S. Treasury’s consultation with the recipient’s appropriate regulatory agency. The executive compensation standards are in many respects more stringent than those that continue in effect under the TARP CPP and those previously proposed by the U.S. Treasury. The new standards include (but are not limited to) (i) prohibitions on bonuses, retention awards and other incentive compensation, other than restricted stock or restricted stock unit grants for up to one-third of an employee’s total annual compensation, which grants cannot vest for a period of at least two years and can be liquidated during the TARP period only in proportion to the repayment of the TARP investment in 25% increments, (ii) prohibitions on golden parachute payments for departure from a company or change in control of the company, (iii) an expanded clawback of bonuses, retention awards, and incentive compensation if payment is based on materially inaccurate statements of earnings, revenues, gains or other criteria, (iv) prohibitions on compensation plans that encourage manipulation of reported earnings, (v) retroactive review of bonuses, retention awards and other compensation previously provided by TARP recipients if found by the U.S. Treasury to be inconsistent with the purposes of TARP or otherwise contrary to public interest, (vi) required establishment of a company-wide policy regarding “excessive or luxury expenditures,” and (vii) inclusion in a participant’s proxy statements for annual shareholder meetings of a nonbinding “Say on Pay” shareholder vote on the compensation of executives.

Managing reputational risk is important to attracting and maintaining customers, investors and employees. Threats to the Company’s reputation can come from many sources, including unethical practices, employee misconduct, failure to deliver minimum standards of service or quality, compliance deficiencies, and questionable or fraudulent activities of our customers. We have policies and procedures in place to protect our reputation and promote ethical conduct, but these policies and procedures may not be fully effective. Negative publicity regarding our business, employees, or customers, with or without merit, may result in the loss of customers, investors and employees, costly litigation, a decline in revenues and increased governmental regulation.

Natural disasters and geopolitical events beyond our control could adversely affect us. Natural disasters such as earthquakes, wildfires, extreme weather conditions, hurricanes, floods, and other acts of nature and geopolitical events involving terrorism or military conflict could adversely affect our business operations and those of our customers and cause substantial damage and loss to real and personal property. These natural disasters and geopolitical events could impair our borrowers’ ability to service their loans, decrease the level and duration of deposits by customers, erode the value of loan collateral, and result in an increase in the amount of our nonperforming loans and a higher level of nonperforming assets (including real estate owned), net chargeoffs, and provision for loan losses, which could adversely affect our earnings.

Adverse conditions in Asia could adversely affect our business. A substantial number of our customers have economic and cultural ties to Asia and, as a result, we are likely to feel the effects of adverse economic and political conditions in Asia. Additionally, we also have representative offices in Beijing and Shanghai and a full-service branch in Hong Kong. United States and global economic policies, military tensions, and unfavorable global economic conditions may adversely impact the Asian economies. Pandemics and other public health crises or concerns over the possibility of such crises could create economic and financial disruptions in the region. If economic conditions in Asia deteriorate, we could, among other things, be exposed to economic and transfer risk, and could experience an outflow of deposits by those of our customers with connections to Asia. Transfer risk may result when an entity is unable to obtain the foreign exchange needed to meet its obligations or to provide liquidity. This may adversely impact the recoverability of investments with or loans made to such entities. Adverse economic conditions in Asia, and in China in particular, may also negatively impact asset values and the profitability and liquidity of our customers who operate in this region.

We have engaged in and may continue to engage in further expansion through acquisitions, which could negatively affect our business and earnings. We have engaged in and may continue to engage in expansion through acquisitions. There are risks associated with such expansion. These risks include, among others, incorrectly assessing the asset quality of a bank acquired in a particular transaction, encountering greater than anticipated costs in integrating acquired businesses, facing resistance from customers or employees, and being unable to profitably deploy assets acquired in the transaction. Additional country- and region-specific risks are associated with transactions outside the United States, including in China. To the extent we issue capital stock in connection with additional transactions, these transactions and related stock issuances may have a dilutive effect on earnings per share and share ownership.

Our earnings, financial condition, and prospects after a merger or acquisition depend in part on our ability to successfully integrate the operations of the acquired company. We may be unable to integrate operations successfully or to achieve expected cost savings. Any cost savings which are realized may be offset by losses in revenues or other charges to earnings.

Anti-takeover provisions could negatively impact our stockholders. Provisions of Delaware law and of our certificate of incorporation, as amended, and bylaws as well as various provisions of federal and California state law applicable to bank and bank holding companies could make it more difficult for a third party to acquire control of us or have the effect of discouraging a third party from attempting to acquire control of us. For example, our certificate of incorporation requires the approval of the holders of at least two-thirds of our outstanding shares of voting stock to approve certain business combinations. We are subject to Section 203 of the Delaware General Corporation Law, which would make it more difficult for another party to acquire us without the approval of our board of directors. Additionally, our certificate of incorporation, as amended, authorizes our board of directors to issue preferred stock and preferred stock could be issued as a defensive measure in response to a takeover proposal. These and other provisions could make it more difficult for a third party to acquire us even if an acquisition might be in the best interest of our stockholders.

If we were to undergo an “ownership change” for tax purposes, our ability to use certain tax benefits would be limited. If we were to undergo an “ownership change” for tax purposes, our ability to deduct then existing net operating loss carryforwards would be limited. In addition, our ability to claim certain subsequent deductions could be limited if we had a “net unrealized built-in loss” at the time of the ownership change. The rules for determining when a company has an ownership change and the subsequent calculation of applicable limitations are highly complex. We do not believe that our current issuance of common stock will result in an ownership change. However, future transactions (which we may be unable to control) might result in an ownership change. If we were to undergo an ownership change, limitations on our ability to use our tax benefits could have a materially adverse effect on us.

Risks Relating to Our Common Stock

The price of our common stock may be volatile or may decline. The trading price of our common stock may fluctuate widely as a result of a number of factors, many of which are outside our control. In addition, the stock market is subject to fluctuations in the share prices and trading volumes that affect the market prices of the shares of many companies. These broad market fluctuations could adversely affect the market price of our common stock. Among the factors that could affect our stock price are:

•	actual or anticipated quarterly fluctuations in our operating results and financial condition;

•	changes in revenue or earnings estimates or publication of research reports and recommendations by financial analysts;

•	failure to meet analysts’ revenue or earnings estimates;

•	speculation in the press or investment community;

•	strategic actions by us or our competitors, such as acquisitions or restructurings;

•	actions by institutional stockholders;

•	fluctuations in the stock price and operating results of our competitors;

•	general market conditions and, in particular, developments related to market conditions for the financial services industry;

•	proposed or adopted regulatory changes or developments;

•	anticipated or pending investigations, proceedings or litigation that involve or affect us; or

•	domestic and international economic factors unrelated to our performance.

The stock market and, in particular, the market for financial institution stocks, has experienced significant volatility recently. As a result, the market price of our common stock may be volatile. In addition, the trading volume in our common stock may fluctuate more than usual and cause significant price variations to occur. The trading price of the shares of our common stock and the value of our other securities will depend on many factors, which may change from time to time, including, without limitation, our financial condition, performance, creditworthiness and prospects, future sales of our equity or equity related securities, and other factors identified under the caption “Forward-Looking Statements.” Current levels of market volatility are unprecedented. The capital and credit markets have been experiencing volatility and disruption for more than a year. In recent months, the volatility and disruption has reached unprecedented levels. In some cases, the markets have produced downward pressure on stock prices and credit availability for certain issuers without regard to those issuers’ underlying financial strength. A significant decline in our stock price could result in substantial losses for individual stockholders and could lead to costly and disruptive securities litigation.

Our ability to pay dividends is limited by various statutes and regulations and depends primarily on East West Bank’s ability to distribute funds to us, which is also limited by various statutes and regulations. Our ability to pay dividends may be limited because we are a holding company and, as such, do not have any significant operations or assets other than our ownership of the shares of our operating subsidiaries. The principal source of funds from which we service our debt and pay our obligations and dividends is the receipt of dividends from the Bank The availability of dividends from the Bank is limited by various statutes and regulations. It is possible, depending upon the financial condition of the Bank and other supervisory factors, that the DFI, FDIC or Federal Reserve could restrict or prohibit the Bank from paying dividends to us. In this regard, and as a result of the losses we reported for the year ended December 31, 2008, we are required, under the Federal Reserve’s November 14, 1985 Policy Statement on the Payment of Cash Dividends relating to when earnings are at a loss, to obtain the approval of the Federal Reserve before we receive or the Bank pays dividends to us. In the event that the Bank is unable to pay dividends to us, we may not be able to service our debt, pay our obligations or pay dividends on our outstanding equity securities or debt securities, which would adversely affect our business, financial condition, results of operations and prospects. In addition, our ability to pay dividends is limited by various statutes and regulations. As a result of losses we reported for the year ended December 31, 2008, we expect to seek the prior approval of the Federal Reserve prior to declaring or paying any dividends on our outstanding equity securities. See “Regulatory Considerations” and “Dividend Policy” in this Prospectus

Supplement and see “Description of Common Stock – Dividends” in the accompanying prospectus. If we are unable to pay dividends on our outstanding equity securities, the market price of such securities could be materially adversely affected.

The terms of our outstanding preferred stock limit our ability to pay dividends on and repurchase our common stock, and there can be no assurance of any future dividends on our common stock. The Stock Purchase Agreement between the Company and the U.S. Treasury pursuant to which we sold $306.5 million of our Series B preferred shares and issued the TARP Warrant to purchase up to 3,035,109 shares of our common stock provides that prior to the earlier of (i) December 5, 2011 and (ii) the date on which all of the shares of the Series B preferred shares have been redeemed by us or transferred by the U.S. Treasury to third parties, we may not, without the consent of the U.S. Treasury, (a) increase the cash dividend on our common stock above $0.10 per share or (b) subject to limited exceptions, redeem, repurchase or otherwise acquire shares of our common stock or preferred stock other than Series B preferred shares. The terms of our outstanding Series A preferred shares have similar limitations on our ability to redeem or repurchase our common stock. In addition, we are unable to pay any dividends on our common stock unless we are current in our dividend payments on the Series A preferred shares and Series B preferred shares. Furthermore, we expect to seek the prior approval of the Federal Reserve prior to declaring or paying any dividends on either our Series A preferred shares, our Series B preferred shares or our common stock. These restrictions, together with the potentially dilutive impact of the TARP Warrant and common stock issuable upon conversion of the Series A preferred shares, described below, could have a negative effect on the value of our common stock. Moreover, holders of our common stock are entitled to receive dividends only when, as and if declared by our board of directors. Although we have historically paid cash dividends on our common stock, we are not required to do so. Commencing with first quarter 2009 dividends, our board of directors reduced our common stock dividend to $0.02 per share, relative to our previous quarterly dividend rate of $0.10 per share. In the second quarter of 2009, our board of directors further reduced the common stock dividend to $0.01 per share. The terms of the Stock Purchase Agreement allow the U.S. Treasury to impose additional restrictions, including those on dividends and including unilateral amendments required to comply with changes in applicable federal law.

Our outstanding preferred stock impacts net income available to our common stockholders and earnings per common share, and the TARP Warrant as well as other potential issuances of equity securities may be dilutive to holders of our common stock. The dividends declared and the accretion on discount on our outstanding preferred stock will reduce the net income available to common stockholders and our earnings per common share. Our outstanding preferred stock will also receive preferential treatment in the event of liquidation, dissolution or winding up of the Company. Additionally, the ownership interest of the existing holders of our common stock will be diluted to the extent the TARP Warrant is exercised. The shares of common stock underlying the TARP Warrant represent approximately 5% of the shares of our common stock outstanding as of June 30, 2009 (including the shares issuable upon exercise of the TARP Warrant in total shares outstanding). Although the U.S. Treasury has agreed not to vote any of the shares of common stock it receives upon exercise of the TARP Warrant, a transferee of any portion of the TARP Warrant or of any shares of common stock acquired upon exercise of the TARP Warrant is not bound by this restriction. In addition, to the extent our Series A preferred shares are converted, or options to purchase common stock under our employee and director stock option plans are exercised, holders of our common stock will incur additional dilution. Further, if we sell additional equity or convertible debt securities, such sales could result in increased dilution to our stockholders.

There may be future sales or other dilution of our equity, which may adversely affect the market price of our common stock. Except for a lock-up agreement we have entered into, which imposes certain restrictions on our ability to offer or sell equity securities for a period ending 90 days after the date of this Prospectus Supplement (subject to extension) as further described under “Underwriting – Lock-Up Agreements,” we are not restricted from issuing additional common stock or preferred stock, including any securities that are convertible into or exchangeable for, or that represent the right to receive, common stock or preferred stock or any substantially similar securities. The market price of our common stock or preferred stock could decline as a result of sales of a large number of shares of common stock or preferred stock or similar securities in the market after this offering or the perception that such sales could occur.

Each share of our Series A preferred stock is convertible at the option of the holder into 64.9942 shares of our common stock, plus cash in lieu of fractional shares, subject to anti-dilution adjustments. The conversion of some or all of the Series A preferred stock will dilute the ownership interest of our existing common stockholders. Any sales in the public market of our common stock issuable upon such conversion could adversely affect prevailing market prices of the outstanding common stock.

On December 5, 2008, the Company issued to U.S. Treasury a ten-year TARP Warrant to purchase up to 3,035,109 shares of our common stock at an initial exercise price of $15.15 per share. The TARP Warrant is immediately exercisable. U.S. Treasury may only transfer or exercise an aggregate of one-half of the common stock underlying the TARP Warrant prior to the earlier of (i) the date on which the Company has received aggregate gross proceeds of not less than $306,546,000 from one or more qualified equity offerings and (ii) December 31, 2009. In the event that the Company completes one or more qualified equity offerings on or prior to December 31, 2009 that result in the Company receiving aggregate gross proceeds of not less than $306,546,000, the number of shares of common stock underlying the portion of the TARP Warrants then held by U.S. Treasury will be reduced by one-half of the shares of common stock originally covered by the TARP Warrant. Sales of these shares could adversely affect the price of our common stock.

On July 14, 2009, in private placement transactions, two customers of the Bank purchased 5,000,000 newly issued shares of our common stock at a price of $5.50 per share. These holders have the right to register these 5,000,000 shares for resale to the public. Sale of these shares in the market or the perception that sales could occur could negatively affect the price of our common stock.

The issuance of additional shares of preferred stock could adversely affect holders of common stock, which may negatively impact your investment. Our board of directors is authorized to issue additional classes or series of preferred stock without any action on the part of the stockholders. The board of directors also has the power, without stockholder approval, to set the terms of any such classes or series of preferred stock that may be issued, including voting rights, dividend rights and preferences over the common stock with respect to dividends or upon the liquidation, dissolution or winding up of our business and other terms. If we issue preferred stock in the future that have a preference over the common stock with respect to the payment of dividends or upon liquidation, dissolution or winding up, or if we issue preferred stock with voting rights that dilute the voting power of the common stock, the rights of holders of the common stock or the market price of the common stock could be adversely affected. As noted above, a decline in the market price of the common stock may negatively impact the market price for the Common Stock.

Our outstanding debt securities restrict our ability to pay dividends on our capital stock. In March 2000, East West Capital Trust I issued $10,750,000 of 10.875% Trust Preferred Securities. In July 2000, East West Capital Trust II issued $10,000,000 of 10.945% Trust Preferred Securities. In December 2003, East West Capital Statutory Trust III issued $10,000,000 of Floating Rate Trust Preferred Securities. In June 2004, East West Capital Trust IV issued $10,000,000 of Floating Rate Trust Preferred Securities. In November 2004, East West Capital Trust V issued $15,000,000 of Floating Rate Trust Preferred Securities. In September 2005, East West Capital Trust VI issued $20,000,000 of Floating Rate Trust Preferred Securities. In March 2006, East West Capital Trust VII issued $30,000,000 of Floating Rate Trust Preferred Securities. In March 2007, East West Capital Trust VIII issued $20,000,000 of Floating Rate Trust Preferred Securities. In August 2007, East West Capital Trust IX issued $30,000,000 of Floating Rate Trust Preferred Securities. These securities are collectively referred to herein as “Trust Preferred Securities.” Payments to investors in respect of the Trust Preferred Securities are funded by distributions on certain series of securities issued by us, with similar terms to the relevant series of Trust Preferred Securities, which we refer to as the “Junior Subordinated Securities.”

In April 2005, we issued $50,000,000 in subordinated debt, and in September 2005, we issued an additional $25,000,000 in subordinated debt. These securities are collectively referred to herein as the “Subordinated Securities.”

We expect to seek the prior approval of the Federal Reserve prior to paying any interest on our Junior Subordinated Securities (which will be used to make distributions on the Trust Preferred Securities). If we are unable to make payments on any of our Junior Subordinated Securities for more than 20 consecutive quarters, we would be in default under the governing agreements for such securities and the amounts due under such agreements would be immediately due and payable. Additionally, if for any interest payment period we do not pay interest in respect of the Junior Subordinated Securities (which will be used to make distributions on the Trust Preferred Securities), or if for any interest payment period we do not pay interest in respect of the Subordinated Securities, or if any other event of default occurs, then we generally will be prohibited from declaring or paying any dividends or other distributions, or redeeming, purchasing or acquiring, any of our capital securities, including the Common Stock, during the next succeeding interest payment period applicable to any of the Junior Subordinated Securities, or next succeeding interest payment period applicable to the Subordinated Securities, as the case may be.

Moreover, any other financing agreements that we enter into in the future may limit our ability to pay cash dividends on our capital stock, including the Common Stock. In the event that our existing or future financing agreements restrict our ability to pay dividends in cash on the Common Stock, we may be unable to pay dividends in cash on the Common Stock unless we can refinance amounts outstanding under those agreements.

If economic conditions continue to deteriorate, we may need even more capital. If completed, our offering of common stock will strengthen our common equity capital base. Despite this increase in our capital base, if economic conditions continue to deteriorate, particularly in the California commercial real estate and residential building markets where our business is concentrated, we may need to raise even more capital to support any additional provisions for loan losses and loan charge-offs. We cannot assure you that we would succeed in raising any such additional capital, and any capital we obtain may dilute the interests of holders of our common stock, or otherwise have an adverse effect on their investment.

FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus contain or incorporate statements that we believe are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 3b-6 promulgated thereunder. These statements relate to our financial condition, results of operations, plans, objectives, future performance or business. They usually can be identified by the use of forward-looking language such as “will likely result,” “may,” “are expected to,” “is anticipated,” “estimate,” “forecast,” “projected,” “intends to,” or may include other similar words or phrases such as “believes,” “plans,” “trend,” “objective,” “continue,” “remain,” or similar expressions, or future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” or similar verbs. You should not place undue reliance on these statements, as they are subject to risks and uncertainties, including but not limited to those described in this prospectus supplement, the accompanying prospectus or the documents incorporated by reference, including statements made in our most recent Annual Report on Form 10-K, as updated by our subsequently filed Quarterly Report on Form 10-Q and our Current Reports on Form 8-K. When considering these forward-looking statements, you should keep in mind these risks and uncertainties, as well as any cautionary statements we may make. Moreover, you should treat these statements as speaking only as of the date they are made and based only on information then actually known to us.

There are a number of important factors that could cause future results to differ materially from historical performance and these forward-looking statements. Factors that might cause such a difference include, but are not limited to:

•	changes in our borrowers’ performance on loans;

•	changes in the commercial and consumer real estate markets;

•	changes in our costs of operation, compliance and expansion;

•	changes in the economy, including inflation;

•	changes in government interest rate policies;

•	changes in laws or the regulatory environment;

•	changes in critical accounting policies and judgments;

•	changes in accounting policies or procedures as may be required by the Financial Accounting Standards Board or other regulatory agencies;

•	changes in the equity and debt securities markets;

•	changes in competitive pressures on financial institutions;

•	effect of additional provision for loan losses;

•	effect of any goodwill impairment;

•	fluctuations of our stock price;

•	success and timing of our business strategies;

•	impact of reputational risk created by these developments on such matters as business generation and retention, funding and liquidity;

•	changes in our ability to receive dividends from our subsidiaries; and

•	political developments, wars or other hostilities that may disrupt or increase volatility in securities or otherwise affect economic conditions.

You should refer to our periodic and current reports filed with the SEC for further information on other factors which could cause actual results to be significantly different from those expressed or implied by these forward-looking statements. See “Where You Can Find More Information” in the accompanying prospectus.

USE OF PROCEEDS

We expect to receive net proceeds from the offering of the Common Stock of approximately $66.4 million (approximately $76.4 million if the underwriter’s option to purchase additional shares is exercised in full), after underwriting commissions and expenses. We intend to use the net proceeds of the offering of the Common Stock for general corporate purposes, including to increase our liquidity, to increase our capital and to reduce borrowings. The precise amounts and timing of the application of proceeds will depend on the requirements of East West Bancorp, Inc. and its subsidiaries and affiliates.

PRICE RANGE OF COMMON STOCK

Our common stock trades on the NASDAQ Global Select Market under the symbol “EWBC.” As of July 17, 2009, there were 79,000,769 shares of our common stock issued. As of July 17, 2009, there were approximately 647 stockholders of record. The following table provides the high and low closing sales prices per share during the periods indicated as reported on the NASDAQ Global Select Market and dividends paid per share of our common stock during such periods.

	Low Sale Price	High Sale Price	Common Stock Dividends
2009:
Third Quarter (through July 20, 2009)	$5.80	$7.39	$0.01
Second Quarter ended June 30, 2009	$4.56	$10.14	$0.01
First Quarter ended March 31, 2009	$3.24	$16.04	$0.02

2008:
Fourth Quarter ended December 31, 2008	$11.13	$17.87	$0.10
Third Quarter ended September 30, 2008	$7.38	$17.65	$0.10
Second Quarter ended June 30, 2008	$7.06	$18.41	$0.10
First Quarter ended March 31, 2008	$17.13	$25.64	$0.10

2007:
Fourth Quarter ended December 31, 2007	$24.13	$38.27	$0.10
Third Quarter ended September 30, 2007	$34.95	$39.59	$0.10
Second Quarter ended June 30, 2007	$35.31	$41.86	$0.10
First Quarter ended March 31, 2007	$35.26	$38.96	$0.10

The last reported sales price per share of our common stock on July 20, 2009 as reported by the NASDAQ Global Select Market was $6.72.

DIVIDEND POLICY

Holders of common stock are entitled to dividends as and when declared by our board of directors out of funds legally available for the payment of dividends. Although we have historically paid cash dividends on our common stock, we are not required to do so. Commencing with first quarter 2009 dividends, our board of directors reduced our common stock dividend to $0.02 per share, relative to our previous quarterly dividend rate of $0.10 per share. In the second quarter of 2009, our board of directors further reduced the common stock dividend to $0.01 per share. The amount of future dividends will depend on earnings, financial condition, capital requirements and other factors, and will be determined by our board of directors on a quarterly basis. Substantially all of the revenues of the Company available for payment of dividends derive from amounts paid to it by the Bank. As a result of losses we reported for the year ended December 31, 2008, we are required, under the Federal Reserve’s November 14, 1985, Policy Statement on the Payment of Cash Dividends relating to when earnings are at a loss, to obtain the approval of the Federal Reserve before we receive or the Bank pays dividends to us. In this regard, we also expect to seek the prior approval of the Federal Reserve prior to declaring or paying any dividends on our outstanding equity securities. Compliance with the standards set forth in Federal Reserve’s guidelines could limit the amount of dividends that we and our affiliates may pay in the future.

The terms of our Series A preferred stock, Series B preferred stock, Subordinated Securities and Junior Subordinated Securities also limit our ability to pay dividends on our common stock. If we are not current in our payment of dividends on our Series A preferred stock or our Series B preferred stock or in our payment of interest on our Subordinated Securities or our Junior Subordinated Securities, we may not pay dividends on our common stock. We expect to seek the prior approval of the Federal Reserve prior to declaring or paying any dividends or our Series A Preferred Stock or Series B Preferred Stock, and prior to paying any interest on our Junior Subordinated Securities.

REGULATORY CONSIDERATIONS

As a financial holding company and a bank holding company under the Bank Holding Company Act of 1956, as amended, East West Bancorp, Inc. is subject to regulation, supervision and examination by the Federal Reserve. For a discussion of the material elements of the regulatory framework applicable to financial holding companies, bank holding companies and their subsidiaries and specific information relevant to East West Bancorp, Inc., please refer to our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, and any subsequent reports East West Bancorp, Inc. files with the SEC, which are incorporated by reference into the accompanying prospectus.

Dividends from the Bank are our primary source of funds for payment of principal and interest on our debt and dividends to our stockholders. In the year ended December 31, 2008, East West Bancorp, Inc. declared cash dividends to the holders of our common stock of $25.4 million. There are, however, statutory limits on the amount of dividends that the Bank can pay to East West Bancorp, Inc. without regulatory approval. In addition, as a result of losses we reported for the year ended December 31, 2008, we are required, under the Federal Reserve’s November 14, 1985, Policy Statement on the Payment of Cash Dividends relating to when earnings are at a loss, to obtain the approval of the Federal Reserve before we receive or the Bank pays dividends to us. In this regard, we also expect to seek the prior approval of the Federal Reserve prior to declaring or paying any dividends on our outstanding equity securities and prior to paying any interest on our Junior Subordinated Securities (which will be used to make distributions on our Trust Preferred Securities).

The Bank may not pay a dividend in an amount which exceeds the lesser of (a) the retained earnings of the Bank; or (b) the net income of the Bank for its last three fiscal years, less any distributions to stockholders made during such period. Even if the Bank does not have funds available to pay a dividend under the foregoing limitations, as long as prior approval of the DFI is obtained, cash dividends may be paid in an amount not exceeding the greatest of (a) retained earnings of the Bank, (b) net income for the Bank’s last preceding fiscal year, or (c) net income of the Bank for its current fiscal year. As of June 30, 2009, the Bank had $162.9 million available for the payment of dividends to East West Bancorp, Inc. without prior approval of the DFI.

If, in the opinion of the applicable regulatory authority, a bank under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice, such authority may require, after notice and hearing, that such bank cease and desist from such practice. Depending on the financial condition of the bank, the applicable regulatory authority might deem the bank to be engaged in an unsafe or unsound practice if the bank were to pay dividends. The Federal Reserve has issued policy statements that provide that insured banks and bank holding companies should generally only pay dividends out of current operating earnings. The DFI follows a similar approach.

DESCRIPTION OF OUR CAPITAL STOCK

The following summary does not describe every aspect of our capital stock and is therefore qualified in its entirety by reference to “Description of Common Stock” and “Description of Preferred Stock” in the accompanying prospectus, as well as to the relevant sections of our certificate of incorporation, as amended, including the certificates of designations creating each series of our preferred stock.

As used in this section, the terms the “us,” “we” or “our” refer to East West Bancorp, Inc. and not any of its subsidiaries.

General

Our certificate of incorporation, as amended, authorizes the issuance of up to 205,000,000 shares of capital stock, consisting of 5,000,000 shares of preferred stock and 200,000,000 shares of common stock.

Preferred Stock

As of July 17, 2009, 392,287 shares of our preferred stock were issued and outstanding, consisting of Series A preferred shares and Series B preferred shares.

Series A Preferred Stock

In April 2008, we issued 200,000 shares of 8% Non-Cumulative Perpetual Convertible Preferred Stock, Series A, with a liquidation preference of $1,000 per share. As of July 17, 2009, there are 85,741 shares of Series A preferred stock outstanding. We received $194.1 million of additional Tier 1 qualifying capital, after deducting underwriting discounts, commissions and offering expenses. The holders of the Series A preferred shares have the right at any time to convert each share of Series A preferred shares into 64.9942 shares of our common stock, plus cash in lieu of fractional shares. This represents an initial conversion price of approximately $15.39 per share of common stock or a 22.5% conversion premium based on the closing price of the Company’s common stock on April 23, 2009 of $12.56 per share. On or after May 1, 2013, the Company will have the right, under certain circumstances, to cause the Series A preferred shares to be converted into shares of the Company’s common stock. Dividends on the Series A preferred shares, if declared, will accrue and be payable quarterly in arrears at a rate per annum equal to 8% on the liquidation preference of $1,000 per share, on February 15, May 15, August 15 and November 15 of each year. The proceeds from this offering were used to augment the our liquidity and capital positions and reduce our borrowings.

Series B Preferred Stock

On December 5, 2008, we issued 306,546 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series B, with a liquidation preference of $1,000 per share, which are the shares that remain outstanding as of July 14, 2009. We received $306.5 million of additional Tier 1 qualifying capital from the U.S. Treasury by participating in the U.S. Treasury’s Capital Purchase Program (“TCPP”). The Series B preferred shares will pay cumulative dividends at a rate of 5% per annum until the fifth anniversary of the investment date and thereafter at a rate of 9% per annum on the liquidation preference of $1,000 per share. The Series B preferred shares are transferable by the U.S. Treasury at any time. Subject to the approval of the Federal Reserve, the Series B preferred shares are redeemable by us at our option of the Company at 100% of liquidation preference (plus any accrued and unpaid dividends), provided, however, that the Series B preferred shares may be redeemed prior to the first dividend payment date falling after the third anniversary of the Closing Date (February 15, 2012) only if (i) we have raised aggregate gross proceeds in one or more Qualified Equity Offerings (as defined in the Stock Purchase Agreement) in excess of $76,636,500, and (ii) the aggregate redemption price does not exceed the aggregate net proceeds from such Qualified Equity Offerings.

This offering would constitute a Qualified Equity Offering for purposes of the Stock Purchase Agreement.

In connection with the Series B preferred shares offering, we also issued warrants with an initial price of $15.15 per share of common stock for which the warrant may be exercised. The warrant may be exercised at any time on or before December 5, 2018. The U.S. Treasury may not transfer a portion of the warrant with respect to more than one-half of the original number of shares of common stock until the earlier of the successful completion of an offering of replacement Tier 1 capital of at least $306.5 million and December 31, 2009. The warrants, and all rights under the warrants, are otherwise transferable.

Common Stock

As of July 17, 2009, 79,000,769 shares of common stock were issued and outstanding.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of material U.S. federal income tax and, for non-U.S. holders (as defined below), estate tax consequences of the purchase, ownership and disposition of the Common Stock as of the date hereof. Except where noted, this summary deals only with our Common Stock held as capital assets. As used herein, the term “U.S. holder” means a beneficial owner of the Common Stock that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if it (a) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (b) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

As used herein, the term “non-U.S. holder” means a beneficial owner of the Common Stock that is neither a U.S. holder nor a partnership (or other entity treated as a partnership for U.S. federal income tax purposes).

This summary is not a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are:

•	a dealer in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	a tax-exempt organization;

•	a person holding the Common Stock as part of a hedging, integrated, conversion or constructive sale transaction or a straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•	a person liable for alternative minimum tax;

•	a partnership or other pass-through entity for U.S. federal income tax purposes;

•	a person who is an investor in a pass-through entity;

•	a U.S. holder whose “functional currency” is not the U.S. dollar;

•	a “controlled foreign corporation”;

•	a “passive foreign investment company”; or

•	a United States expatriate.

This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income and estate tax consequences different from those summarized below.

If a partnership holds the Common Stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding the Common Stock, you should consult your own tax advisors.

This summary does not contain a detailed description of all the U.S. federal income and estate tax consequences to you in light of your particular circumstances and does not address the effects of any state, local or non-U.S. tax laws. If you are considering the purchase, ownership or disposition of the Common Stock, you should consult your own tax advisors concerning the U.S. federal income and estate tax consequences to you in light of your particular situation as well as any consequences arising under the laws of any other taxing jurisdiction.

U.S. Holders

Dividends

Distributions on the Common Stock will be dividends for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, and will be taxable as ordinary income, although possibly at reduced rates, as discussed below. We expect that our current and accumulated earnings and profits will be such that all distributions paid with respect to the Common Stock will qualify as dividends for U.S. federal income tax purposes, but we cannot guarantee that result. Our accumulated earnings and profits and our current earnings and profits in future years will depend in significant part on our future profits or losses, which we cannot accurately predict. To the extent that the amount of any distribution paid on a share of the Common Stock exceeds our current and accumulated earnings and profits attributable to that share of the Common Stock, the distribution will be treated first as a tax-free return of capital and will be applied against and will reduce the U.S. holder’s adjusted tax basis (but not below zero) in that share of the Common Stock. This reduction in basis will increase any gain, or reduce any loss realized by the U.S. holder on the subsequent sale, redemption or other disposition of the Common Stock. The amount of any such distribution in excess of the U.S. holder’s adjusted tax basis will be taxed as capital gain. For purposes of the remainder of the discussion under this heading, it is assumed that distributions paid on the Common Stock will constitute dividends for U.S. federal income tax purposes.

If a U.S. holder is a corporation, dividends that are received by it will generally be eligible for a 70% dividends received deduction under the Code. However, the Code disallows this dividends received deduction in its entirety if the Common Stock with respect to which the dividend is paid is held by such U.S. holder for less than 46 days during the 91-day period beginning on the date which is 45 days before the date on which the Common Stock becomes ex-dividend with respect to such dividend.

Under current law, if a U.S. holder is an individual or other non-corporate holder, dividends received by such U.S. holder generally will be subject to a reduced maximum tax rate of 15% for taxable years beginning before January 1, 2011, after which the rate applicable to dividends is scheduled to return to the tax rate generally applicable to ordinary income. The rate reduction does not apply to dividends received to the extent that U.S. holders elect to treat the dividends as “investment income,” for purposes of the rules relating to the limitation on the deductibility of investment-related interest, which may be offset by investment expense. Furthermore, the rate reduction will also not apply to dividends that are paid to such holders with respect to the Common Stock that is held by the holder for less than 61 days during the 121-day period beginning on the date which is 60 days before the date on which the Common Stock become ex-dividend with respect to such dividend.

In general, for purposes of meeting the holding period requirements for both the dividends received deduction and the reduced maximum tax rate on dividends described above, U.S. holders may not count towards their holding period any period in which they (a) have the option to sell, are under a contractual obligation to sell, or have made (and not closed) a short sale of the Common Stock, as the case may be, or substantially identical stock or securities, (b) are the grantor of an option to buy the Common Stock, as the case may be, or substantially identical stock or securities or (c) otherwise have diminished their risk of loss on the Common Stock, as the case may be, by holding one or more other positions with respect to substantially similar or related property. The U.S. Treasury regulations provide that a taxpayer has diminished its risk of loss on stock by holding a position in substantially similar or related property if the taxpayer is, including, without limitation, the beneficiary of a guarantee, surety agreement, or similar arrangement that provides for payments that will substantially offset decreases in the fair market value of the stock. In addition, the Code disallows the dividends received deduction and the reduced maximum tax rate on dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. U.S. holders are advised to consult their own tax advisors regarding the implications of these rules in light of their particular circumstances.

U.S. holders that are corporations should consider the effect of Section 246A of the Code, which reduces the dividends received deduction allowed with respect to “debt-financed portfolio stock.” The Code also imposes a 20% alternative minimum tax on corporations. In some circumstances, the portion of dividends subject to the dividends received deduction will serve to increase a corporation’s minimum tax base for purposes of the determination of the alternative minimum tax. In addition, a corporate stockholder may be required to reduce its basis in stock with respect to certain “extraordinary dividends”, as provided under Section 1059 of the Code. U.S. holders should consult their own tax advisors in determining the application of these rules in light of their particular circumstances.

Sale or Other Disposition

A sale, exchange, or other disposition of the Common Stock will generally result in gain or loss equal to the difference between the amount realized upon the disposition (not including any amount attributable to declared and unpaid dividends, which will be taxable as described above to U.S. holders of record who have not previously included such dividends in income) and a U.S. holder’s adjusted tax basis in the Common Stock. Such gain or loss will be capital gain or loss, and such capital gain or loss will be long-term capital gain or loss if the U.S. holder’s holding period for the Common Stock exceeds one year. Under current law, if a U.S. holder is an individual or other non-corporate holder, net long-term capital gain realized by such U.S. holder is subject to a reduced maximum tax rate of 15%. For taxable years beginning on or after January 1, 2011, the maximum rate is scheduled to return to the previously effective maximum tax rate of 20%. The deduction of capital losses is subject to limitations.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of the Common Stock and the proceeds from the sale, exchange or other disposition of the Common Stock that are paid to a U.S. holder within the United States (and in certain cases, outside the United States), unless a U.S. holder is an exempt recipient such as a corporation. Backup withholding may apply to such payments if a U.S. holder fails to provide a taxpayer identification number or certification of other exempt status or fails to report in full dividend and interest income.

Backup withholding is not an additional income tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a U.S. holder’s U.S. federal income tax liability, provided that the required information is furnished to the IRS in a timely manner.

Non-U.S. Holders

Dividends

Dividends paid to a non-U.S. holder of the Common Stock generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business within the United States by the non-U.S. holder (and, if required by an applicable income tax treaty, are attributable to a United States permanent establishment) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder of the Common Stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to complete Internal Revenue Service Form W-8BEN (or other applicable form) and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if the Common Stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

A non-U.S. holder of the Common Stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Sale or Other Disposition

Any gain realized on the disposition of the Common Stock generally will not be subject to United States federal income tax unless:

•

the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition and certain other conditions are met; or

•

we are or have been a “United States real property holding corporation” for United States federal income tax purposes at any time within the shorter of the five-year period preceding such disposition or such non-U.S. holder’s holding period for the Common Stock.

If your gain is described in the first bullet point above, you generally will be subject to U.S. federal income tax on the net gain derived from the sale. If you are a corporation, then any such effectively connected gain mail also, under certain circumstances, be subject to the branch profits tax at a 30% rate or such lower rate as may be prescribed under an appreciable tax treaty. If you are an individual described in the second bullet point above, you will be subject to a flat 30% U.S. tax on the gain derived from the sale, which may be offset by U.S. source capital losses, even though you are not considered a resident of the United States.

We believe we are not and do not anticipate becoming a “United States real property holding corporation” for U.S. federal income tax purposes.

Federal Estate Tax

The Common Stock owned or treated as owned by an individual who is not a citizen or resident of the United States (as specially defined for U.S. federal estate tax purposes) at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax.

Information Reporting and Backup Withholding

We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty or exchange of information agreement.

A non-U.S. holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of the Common Stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability provided the required information is furnished to the Internal Revenue Service in a timely manner.

UNDERWRITING

Subject to the terms and conditions of the underwriting agreement under which the common stock is being offered and sold, we have agreed to sell to the underwriter, Barclays Capital Inc., and the underwriter has agreed to purchase from us, all of the shares of common stock being offered, if any are purchased, other than those covered by the underwriter’s option, as described below.

The underwriting agreement provides that the underwriter’s obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement including:

•	the representations and warranties made by us to the underwriter are true;

•	there is no material change in our business or in the financial markets; and

•	we deliver customary closing documents to the underwriters.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions we will pay to the underwriter. These amounts are shown assuming both no exercise and full exercise of the underwriter’s option to purchase additional shares. The underwriting fee is the difference between the initial price to the public and the amount the underwriter will pay to us for the shares.

	No Exercise	Full Exercise
Per share	$0.28575	0.28575
Total	$3,143,250	$3,614,738

The underwriter has advised us that it proposes to offer the shares of common stock directly to the public at the public offering price on the cover of this prospectus supplement and to selected dealers at such offering price less a selling concession not in excess of $0.17145 per share. After the offering, the underwriter may change the offering price and other selling terms. Sales of shares made outside of the United States may be made by affiliates of the underwriter.

The expenses of the offering that are payable by us are estimated to be $315,000 (excluding underwriting discounts and commissions).

Option to Purchase Additional Shares

We have granted the underwriter an option exercisable for 30 days after the date of this prospectus supplement to purchase, from time to time, in whole or in part, up to an aggregate of 1,650,000 shares of Common Stock at the public offering price less underwriting discounts and commissions. This option may be exercised if the underwriters sell more than 11,000,000 shares of Common Stock in connection with this offering.

Lock-Up Agreements

We and all of our directors and executive officers have agreed that, without the prior written consent of Barclays Capital Inc., we and they will not directly or indirectly, during the period ending 90 days after the date of this prospectus supplement:

•

offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of common stock (including, without limitation, shares of common stock that may be deemed to be beneficially owned by them in accordance with the rules and regulations of the Securities and Exchange Commission and shares of common stock that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for common stock;

•	enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

•

make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of common stock (including, without limitation, shares of common stock that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the Securities and Exchange Commission and shares of common stock that may be issued upon exercise of any options or warrants) or securities convertible, exercisable or exchangeable into common stock or any of our other securities; or

•	publicly disclose the intention to do any of the foregoing for a period of 90 days after the date of this prospectus supplement;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. The restrictions described in this paragraph do not apply to:

•	the sale of shares to the underwriter;

•	the grant of employee or director stock options or restricted stock units pursuant to a plan in effect on the date of this prospectus supplement;

•	the issuance by us of shares of common stock upon the exercise of stock options outstanding on the date of this prospectus supplement or issued in accordance with the above clause;

•	filing of registration statements on Form S-8 and amendments thereto in connection with the stock options referred to in the above clause or a plan in effect on the date of this prospectus supplement;

•	the filing of registration statements and amendments thereto to register for resale 5,000,000 shares of our common stock that we recently issued in private placement transactions;

•	any offer to exchange, and any related issuance of common stock, to holders of any shares of our preferred stock;

•	the issuance of common stock upon conversion of any shares of our outstanding preferred stock; and

•	the sale of common stock pursuant to a Rule 10b5-1 plan in effect on the date of this prospectus supplement.

The 90-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 90-day restricted period we issue an earnings release or material news or a material event relating to us occurs; or

•	prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period;

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or occurrence of material event, unless such extension is waived in writing by Barclays Capital Inc.

The purchasers of the 5,000,000 shares of our common stock recently issued in a private placement transaction have agreed not to sell these shares prior to October 21, 2009 without our consent. We will give this consent only if we in turn receive the consent of Barclays Capital Inc.

Barclays Capital Inc., in its sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release common stock and other securities from lock-up agreements, Barclays Capital Inc. will consider, among other factors, the holder’s reasons for requesting the release, the number of shares of common stock and other securities for which the release is being requested and market conditions at the time.

Indemnification

We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriter may be required to make for these liabilities.

Stabilization and Short Positions

The underwriter may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Securities Exchange Act of 1934:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

A short position involves a sale by the underwriter of shares in excess of the number of shares the underwriter is obligated to purchase in the offering. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriter in excess of the number of shares it is obligated to purchase is not greater than the number of shares that it may purchase by exercising its option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in its option to purchase additional shares. The underwriter may close out any short position by either exercising its option to purchase additional shares and/or purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which it may purchase shares through its option to purchase additional shares. A naked short position is more likely to be created if the underwriter is concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	The underwriter may also make purchases of the common stock in the open market after the distribution has been completed in order to cover short positions.

These stabilizing transactions, and purchases to cover short positions may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market.

Neither we nor the underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor the underwriter makes representation that the underwriter will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Passive Market Making

In connection with the offering, the underwriter and selling group members may engage in passive market making transactions in the common stock on the NASDAQ Global Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934 during the period before the commencement of offers or sales of common stock and extending through the completion of distribution. A passive market maker must display its bids at a price not in excess of the highest independent bid of the security. However, if all independent bids are lowered below the passive market maker’s bid that bid must be lowered when specified purchase limits are exceeded.

Electronic Distribution

A prospectus supplement and the accompanying prospectus in electronic format may be made available on the Internet sites or through other online services maintained by the underwriter or one or more selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular affiliate, underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriter may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriter on the same basis as other allocations.

Other than the prospectus supplement and the accompanying prospectus in electronic format, the information on underwriter’s or selling group member’s web site and any information contained in any other web site maintained by the underwriter or selling group member is not part of the prospectus supplement and the accompanying prospectus or the registration statement of which this prospectus supplement and the accompanying prospectus forms a part, has not been approved and/or endorsed by us or the underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Stamp Taxes

If you purchase shares of common stock offered in this prospectus supplement and the accompanying prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus supplement and the accompanying prospectus.

Relationships

The underwriter and its related entities have engaged, and may in the future engage, in commercial and investment banking transactions with us in the ordinary course of their business. They have received, and expect to receive, customary compensation and expense reimbursement for these commercial and investment banking transactions.

Barclays Global Investors, an affiliate of Barclays Capital Inc., owns approximately 6% of our common stock. Barclays Capital Inc. has no dispositive control and does not exercise any voting or investment authority or power over shares held by Barclays Global Investors, or any of its affiliates.

Selling Restrictions

European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of securities described in this prospectus supplement may not be made to the public in that relevant member state other than:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the underwriter; or

•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive,

provided that no such offer of securities shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

We have not authorized and do not authorize the making of any offer of securities through any financial intermediary on their behalf, other than offers made by the underwriter with a view to the final placement of the securities as contemplated in this underwriter. Accordingly, no purchaser of the securities, other than the underwriter, is authorized to make any further offer of the securities on behalf of us, or the underwriter.

United Kingdom

This underwriter is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive (“Qualified Investors”) that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This prospectus supplement and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant persons should not act or rely on this document or any of its contents.

Australia

No prospectus supplement or other disclosure document (as defined in the Corporations Act 2001 (Cth) of Australia (“Corporations Act”)) in relation to the common stock has been or will be lodged with the Australian Securities & Investments Commission (“ASIC”). This document has not been lodged with ASIC and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

(a) you confirm and warrant that you are either:

(i)	a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

(ii)	a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to us which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

(iii)	a person associated with the company under section 708(12) of the Corporations Act; or

(iv)	a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act,

and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance; and

(b) you warrant and agree that you will not offer any of the common stock for resale in Australia within 12 months of those common stock being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Hong Kong

The common stock may not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made under that Ordinance or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32, Laws of Hong Kong) or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the common stock may be issued or may be in the possession of any person for the purpose of the issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to the common stock which are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) or any rules made under that Ordinance.

India

This prospectus supplement has not been and will not be registered as a prospectus with the Registrar of Companies in India or with the Securities and Exchange Board of India. This prospectus supplement or any other material relating to these securities is for information purposes only and may not be circulated or distributed, directly or indirectly, to the public or any members of the public in India and in any event to not more than 50 persons in India. Further, persons into whose possession this prospectus supplement comes are required to inform themselves about and to observe any such restrictions. Each prospective investor is advised to consult its advisors about the particular consequences to it of an investment in these securities. Each prospective investor is also advised that any investment in these securities by it is subject to the regulations prescribed by the Reserve Bank of India and the Foreign Exchange Management Act and any regulations framed thereunder.

Japan

No securities registration statement (“SRS”) has been filed under Article 4, Paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (“FIEL”) in relation to the common stock. The common stock is being offered in a private placement to “qualified institutional investors” (tekikaku-kikan-toshika) under Article 10 of the Cabinet Office Ordinance concerning Definitions provided in Article 2 of the FIEL (the Ministry of Finance Ordinance No. 14, as amended) (“QIIs”), under Article 2, Paragraph 3, Item 2 i of the FIEL. Any QII acquiring the common stock in this offer may not transfer or resell those shares except to other QIIs.

Korea

The common stock may not be offered, sold and delivered directly or indirectly, or offered or sold to any person for reoffering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the Korea Securities and Exchange Act and the Foreign Exchange Transaction Law and the decrees and regulations thereunder. The common stock has not been registered with the Financial Services Commission of Korea for public offering in Korea. Furthermore, the common stock may not be resold to Korean residents unless the purchaser of the common stock complies with all applicable regulatory requirements (including but not limited to government approval requirements under the Foreign Exchange Transaction Law and its subordinate decrees and regulations) in connection with the purchase of the common stock.

Singapore

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the common stock may not be circulated or distributed, nor may the common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Future Act, Chapter 289 of Singapore (the “SFA”), (ii) to a “relevant person” as defined in Section 275(2) of the SFA, or any person pursuant to Section 275 (1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the common stock is subscribed and purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole whole purpose is to hold investments and each beneficiary is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable within six months after that corporation or that trust has acquired the common stock under Section 275 of the SFA except:

(i)	to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA) and in accordance with the conditions, specified in Section 275 of the SFA;

(ii)	(in the case of a corporation) where the transfer arises from an offer referred to in Section 275(1A) of the SFA, or (in the case of a trust) where the transfer arises from an offer that is made on terms that such rights or interests are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets;

(iii)	where no consideration is or will be given for the transfer; or

(iv)	where the transfer is by operation of law.

By accepting this prospectus supplement, the recipient hereof represents and warrants that he is entitled to receive it in accordance with the restrictions set forth above and agrees to be bound by limitations contained herein. Any failure to comply with these limitations may constitute a violation of law.

VALIDITY OF SECURITIES

The validity of the Common Stock and certain other legal matters relating to the offering will be passed upon for us by Douglas P. Krause, General Counsel of East West Bancorp, Inc., and Manatt, Phelps & Phillips, LLP, Los Angeles, California and for the underwriter by Davis Polk & Wardwell LLP, New York, New York.

EXPERTS

The consolidated financial statements incorporated in this prospectus supplement by reference from our Current Report on Form 8-K dated July 20, 2009 for the year ended December 31, 2008 and the effectiveness of East West Bancorp, Inc.’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports which are incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

PROSPECTUS

Common Stock

Preferred Stock

135 North Los Robles Ave.

7th Floor

Pasadena, CA 91101

(626) 768-6000

We, East West Bancorp, Inc., may offer from time to time our common stock and preferred stock in amounts, at prices, and on other terms to be determined at the time of the offering. We may also issue common stock upon conversion or exchange of any of the securities listed. This prospectus describes the general terms of these securities and the general manner in which we will offer these securities. We will describe the specific terms and manner of offering of these securities in a supplement to this prospectus. The prospectus supplement may also add, update, or change information contained in this prospectus. You should read this prospectus and any prospectus supplement carefully before you invest.

Our common stock is listed and traded on the Nasdaq Global Select Market under the symbol “EWBC”.

These securities are our unsecured obligations and are not savings accounts, deposits, or other obligations of any of our bank or nonbank subsidiaries and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus may not be used to sell securities unless accompanied by the applicable prospectus supplement.

Investing in shares of the common stock or preferred stock involves risks. See “Risk Factors” in any prospectus supplement relating to an offering of those shares.

This prospectus is dated April 21, 2008.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (“SEC”) using a “shelf” registration or continuous offering process. Under this shelf process, we may from time to time sell any combination of the securities described in this prospectus in one or more offerings.

We may offer the following securities from time to time:

•	common stock; and

•	preferred stock.

We may also issue common stock upon conversion or exchange of any of the securities listed above.

This prospectus provides you with a general description of the securities we may offer. Each time we sell securities we will provide a prospectus supplement containing specific information about the terms of the securities being offered. That prospectus supplement may include a discussion of any risk factors or other special considerations that apply to those securities. The prospectus supplement may also add, update or change the information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in that prospectus supplement. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

The registration statement containing this prospectus, including exhibits to the registration statement, provides additional information about us and the securities offered under this prospectus. The registration statement can be read at the SEC web site or at the SEC offices mentioned under the heading “Where You Can Find More Information.”

You should rely only on the information we incorporate by reference or present in this prospectus or the relevant prospectus supplement. We have not authorized anyone else, including any underwriter or agent, to provide you with different or additional information. We may only use this prospectus to sell securities if it is accompanied by a prospectus supplement which includes the specific terms of that offering. We are only offering these securities in states where the offer is permitted. You should not assume that the information in this prospectus or the applicable prospectus supplement is accurate as of any date other than the dates on the front of those documents.

We may sell securities to underwriters who will sell the securities to the public on terms fixed at the time of sale. In addition, the securities may be sold by us directly or through dealers or agents designated from time to time. If we, directly or through agents, solicit offers to purchase the securities, we reserve the sole right to accept and, together with our agents, to reject, in whole or in part, any of those offers.

The prospectus supplement will contain the names of the underwriters, dealers, or agents, if any, together with the terms of offering, the compensation of those underwriters, dealers, or agents, and the net proceeds to us. Any underwriters, dealers, or agents participating in the offering may be deemed “underwriters” within the meaning of the Securities Act of 1933 as amended (the “Securities Act”).

When we refer to “we”, “our” and “us” in this prospectus, we mean East West Bancorp, Inc. and our consolidated subsidiaries, unless the context indicates that we are referring only to the parent company, East West Bancorp, Inc.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly, and current reports, proxy statements and other information with the Securities and Exchange Commission. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov and on the investor relations page of our website at http://www.eastwestbank.com. Except for those SEC filings incorporated by reference in this prospectus, none of the other information on our website is part of this prospectus. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street N.E., Washington, D.C. 20549. You can also obtain copies of the documents upon the payment of a duplicating fee to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

This prospectus omits some information contained in the registration statement in accordance with SEC rules and regulations. You should review the information and exhibits included in the registration statement for further information about us and the securities we are offering. Statements in this prospectus concerning any document we filed as an exhibit to the registration statement or that we otherwise filed with the SEC are not intended to be comprehensive and are qualified by reference to these filings. You should review the complete document to evaluate these statements.

The SEC allows us to incorporate by reference much of the information that we file with it, which means that we can disclose important information to you by referring you to those publicly available documents. The information that we incorporate by reference is an important part of this prospectus. Some information contained in this prospectus updates the information incorporated by reference, and information that we file in the future with the SEC will automatically modify, supersede or update this prospectus. In other words, in the case of a conflict or inconsistency between information in this prospectus and/or information incorporated by reference into this prospectus, you should rely on the information contained in the document that was filed later.

This prospectus incorporates by reference the documents listed below and any filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 after the initial filing of the registration statement related to this prospectus until we sell all the securities offered by this prospectus or, if later, the date on which any of our affiliates cease offering and selling these securities in market-making transactions pursuant to this prospectus:

•	Annual Report on Form 10-K for the year ended December 31, 2007; and

•	the current report on Form 8-K, dated April 16, 2008, filed with respect to Item 5.02 only; and

•

the description of our common stock, which is registered under Section 12 of the Securities Exchange Act, in our Form 8-A filed with the SEC on October 2, 1998, including any subsequently filed amendments and reports updating such description.

You may request a copy of these filings, other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing, at no cost, by writing to us at the following address or calling us at the following telephone number:

Irene Oh

Investor Relations

135 North Los Robles Ave., 7th Floor

Pasadena, CA 91101

(626) 768-6000

FORWARD-LOOKING STATEMENTS

This prospectus contains or incorporates by reference forward-looking statements (within the meaning of the safe harbor provisions of the Private Securities Reform Act of 1995) about us. These statements include descriptions of products or services, our plans or objectives for future operations, including pending acquisitions, and forecasts of revenues, earnings, cash flows, or other measures of economic performance. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts.

By their nature, forward-looking statements are subject to numerous assumptions, risks and uncertainties. A number of factors could cause actual conditions, events or results to differ significantly from those described in the forward-looking statements. These factors include, but are not limited to, those which may be set forth in the accompanying prospectus supplement and those included in our Annual Reports on Form 10-K, and other factors described in our periodic reports filed from time to time with the SEC.

We encourage you to understand forward-looking statements to be strategic objectives rather than absolute forecasts of future performance. Forward-looking statements speak only as of the date they are made. We assume no obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events. It is possible that our actual results may differ, possibly materially, from the anticipated results indicated in these forward-looking statements.

EAST WEST BANCORP, INC.

We are a bank and financial holding company organized under Delaware law in 1998 and headquartered in Pasadena, California. Through our subsidiaries, including our bank subsidiary, East West Bank, organized in 1972, we provide a wide range of personal and commercial banking services to small and medium-sized businesses, business executives, professionals and other individuals, business and consumer insurance services, and other financial products and services. Our banking offices are located in the following counties: Los Angeles, Orange, San Bernardino, San Francisco, San Mateo, Santa Clara and Alameda. Additionally, the Bank has one branch in Houston, Texas. The Bank also has a branch in Hong Kong and representative offices in Beijing and in Shanghai.

As a California state-chartered bank, we are subject to the supervision of the Department of Financial Institutions.

We are a separate and distinct legal entity from our bank and other subsidiaries. Our principal source of funds to make payments on our securities is dividends from East West Bank. Various federal and state statutes and regulations limit the amount of dividends that our banking and other subsidiaries may pay to us without regulatory approval. In addition, if any of our subsidiaries becomes insolvent, the direct creditors of that subsidiary will have a prior claim on its assets. The notes to our consolidated financial statements contained in our annual and quarterly filings with the SEC, which are incorporated by reference into this prospectus, describe the legal and contractual restrictions on the ability of our subsidiaries to make payment to us of dividends, loans, or advances.

USE OF PROCEEDS

Unless the applicable prospectus supplement states otherwise, the net proceeds from the sale of the securities will be added to our general funds and will be available for general corporate purposes, including, among other things:

•	the repayment of existing indebtedness;

•	investments in, or extensions of credit to, our existing or future subsidiaries; and

•	the financing of possible acquisitions.

Pending such use, we may temporarily invest the net proceeds in short-term securities or reduce our short-term indebtedness, or we may hold the net proceeds in deposit accounts in our subsidiary bank.

Based upon our historical and anticipated future growth and our financial needs, we may engage in additional financings of a character and amount that we determine as the need arises.

RATIO OF EARNINGS TO FIXED CHARGES

Our consolidated ratio of earnings to fixed charges for each of the five years ended December 31, 2007 are indicated below.

	Year Ended December 31,
	2007	2006	2005	2004	2003
Ratio of earnings to fixed charges:
Excluding interest on deposits	3.05	3.45	5.26	8.39	14.70
Including interest on deposits	1.71	1.79	2.28	3.23	3.46

The ratio of earnings to fixed charges is calculated as follows:

(income before income taxes) + (fixed charges)
(fixed charges)

Fixed charges consist of:

•	the consolidated interest expense of East West Bancorp, including or excluding the interest expense of deposits as indicated, and

•	one-third of East West Bancorp’s rental expense, net of rental income from subleases, which we estimate is representative of the interest portion of the rental payments.

Currently, we have no shares of preferred stock outstanding and have not paid any dividends on preferred stock in any of the periods presented. Therefore, the ratio of earnings to combined fixed charges and preferred stock dividends is not different from the ratio of earnings to fixed charges presented above.

DESCRIPTION OF COMMON STOCK

The following briefly summarizes some of the provisions in our Certificate of Incorporation, bylaws, and Delaware law regarding our common stock that we may offer from time to time. This information is qualified in all respects by reference to the provisions of our Certificate of Incorporation, bylaws and Delaware law and you are encouraged to read the more detailed provisions of these documents and laws for provisions that may be important to you. You can obtain copies of our Certificate of Incorporation and bylaws by following the directions under the heading “Where You Can Find More Information”.

Authorized Stock

We are authorized to issue 200,000,000 shares of common stock, $0.001 par value, of which 63,356,085 were outstanding on April 17, 2008.

These authorized shares may be used by the Board of Directors consistent with its fiduciary duty to deter future attempts to gain control of the Company. The Board of Directors also has sole authority to determine the terms of any one or more series of preferred stock, including voting rights, conversion rates and liquidation preferences. As a result of the ability to fix voting rights for a series of preferred stock, the Board has the power, to the extent consistent with its fiduciary duty, to issue a series of preferred stock to persons friendly to management in order to attempt to block a post-tender offer merger or other transaction by which a third party seeks control, and thereby assist management to retain its position.

Classified Board; Vacancies; Removal

Our Certificate of Incorporation provides that the Board of Directors is divided into three classes of approximately equal size. The members of each class are elected for a term of three years, with the terms of office of all members of one class expiring each year so that approximately one-third of the total number of directors is elected each year. Thus, it would take two annual elections to replace a majority of our Board. Our Certificate of Incorporation provides that the size of the Board of Directors may be increased or decreased only if two-thirds of the directors then in office concur in such action. Our Certificate of Incorporation also provides that any vacancy occurring in the Board, including a vacancy created by an increase in the number of directors, shall be filled by a vote of two-thirds of the directors then in office and any director so chosen shall hold office for a term expiring at the annual meeting of stockholders at which the term of the class to which the director has been chosen expires. The classified Board is intended to provide for continuity of the Board of Directors and may have the effect of making it more difficult and time consuming for a stockholder group to fully use its voting power to gain control of the Board of Directors without consent of the incumbent Board of Directors of the Company. We are currently proposing to eliminate our classified board of directors at our 2009 annual meeting of stockholders. Finally, our Certificate of Incorporation and the bylaws impose certain notice and information requirements in connection with the nomination by stockholders of candidates for election to the Board of Directors or the proposal by stockholders of business to be acted upon at an annual meeting of stockholders.

Our Certificate of Incorporation provides that a member of our Board of Directors may be removed for cause by the affirmative vote of at least a majority of the outstanding shares of our capital stock entitled to vote generally in the election of directors (considered for this purpose as one class) cast at a meeting of the stockholders called for that purpose. In addition, a member of our Board of Directors may be removed without cause by the affirmative vote of at least two-thirds of the outstanding shares of our capital stock entitled to vote generally in the election of directors (considered for this purpose as one class) cast at a meeting of the stockholders called for that purpose.

Rights; Amendments

Each share of our Common Stock has the same rights, privileges and preferences as every other share and will share equally with every other share of our Common Stock in the Company’s net assets upon liquidation of dissolution. Our Common Stock has no preemptive, conversion or redemption rights or sinking fund provisions and all of the issued and outstanding shares of our Common Stock, when issued, were fully paid and nonassessable. In addition, the rights, preferences and privileges of holders of our Common Stock are subject to the rights of the holders of any Preferred Stock that are or may be issued.

Our Certificate of Incorporation provides that amendments to our Certificate of Incorporation must be approved by a majority vote of its Board of Directors and also by a majority of the outstanding shares of its voting stock, provided, however, that under certain circumstances, an affirmative vote of at least two-thirds of the outstanding voting stock entitled to vote is required to amend or repeal certain provisions of our Certificate of Incorporation, including the provisions relating to approval of certain business combinations, the number and classification of directors, director and officer indemnification by the Company, limitation of liability and amendment of the Company’s bylaws and Certificate of Incorporation.

Business Combinations

Our Certificate of Incorporation also requires the approval of the holders of (i) at least two-thirds of the Company’s outstanding shares of voting stock and (ii) a majority of the Company’s outstanding shares of voting stock other than shares held by an “Interested Stockholder” (as defined therein) and its affiliates or associates to approve certain “Business Combinations” (as defined therein) involving a “Interested Stockholder” (as defined therein), except in cases where the proposed transaction has been approved in advance by two-thirds of those members of our Board of Directors who are unaffiliated with the Interested Stockholder and were directors prior to the time when the person became an Interested Stockholder.

The term “Interested Stockholder” is defined to include any individual, corporation, partnership or other person or entity which, together with its “Affiliates” and “Associates” (as defined therein), beneficially owns in the aggregate ten percent (10%) or more of the outstanding shares of voting stock of the Company, and any Affiliate or Associate of any such individual, corporation, partnership, or other person or entity. This provision of our Certificate of Incorporation applies to any “Business Combination,” which is defined to include: (i) any merger or consolidation of the Company or any of its subsidiaries with or into any Interested Stockholder; (ii) any sale, lease, exchange, mortgage, pledge, transfer, or other disposition (in one transaction or in a series of related transactions) to any Interested Stockholder of assets of the Company or any subsidiary having a fair market value of $1 million or more; (iii) the adoption of any plan or proposal for the liquidation or dissolution of the Company proposed by or on behalf of any Interest Stockholder or any Associate or Affiliate thereof; and (iv) any reclassification of securities (including any reverse stock split) or recapitalization, or any merger or consolidation of the Company with any of its subsidiaries or any similar transaction, which has the effect of increasing the percentage of the outstanding shares of the Company which are directly or indirectly owned by an Interested Stockholder or any Associate or Affiliate thereof.

Under Delaware law, absent this provision, business combinations, including mergers, consolidations, and sales of substantially all of the assets of a corporation must, subject to certain exceptions, be approved by the vote of the holders of a majority of the outstanding shares of common stock of the Company and any other affected class of stock. The Increased Stockholder vote required to approve a business combination may have the effect of foreclosing mergers and other business combinations which a majority of stockholders deem desirable and place the power to prevent such a merger or combination in the hands of a minority of stockholders.

As a Delaware corporation we are subject to the provisions of Section 203 of the General Corporation Law of the State of Delaware, which prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless: (a) prior to the business combination the corporation’s board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; or (b) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the outstanding voting stock of the corporation at the time the transaction commenced, excluding for the purpose of determining the number of shares outstanding those shares owned by the corporation’s officers and directors and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (c) at or subsequent to the time, the business combination is approved by the corporation’s board of directors and authorized at an annual or special meeting of its stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of its outstanding voting stock which is not owned by the interested stockholder. A “business combination” includes mergers, asset sales or other transactions resulting in a financial benefit to the stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years did own) 15% or more of the corporation’s voting stock.

Dividends

Stockholders are entitled to dividends when, as and if declared by our Board of Directors out of funds legally available therefor (and after satisfaction of the prior rights of holders of outstanding preferred stock, if any) subject to certain restrictions on payment of dividends imposed by the Delaware General Corporation Law and state and federal banking laws.

Because East West Bank is a state-chartered bank, its ability to pay dividends or make distributions to its stockholders is subject to restrictions set forth in the California Financial Code. The California Financial Code restricts the amount available for cash dividends by state-chartered banks to the lesser of retained earnings or the bank’s net income for its last three fiscal years (less any distributions to stockholders made during such period). In the event a bank has no retained earnings or net income for its last three fiscal years, cash dividends may be paid in an amount not exceeding the net income for such bank’s last preceding fiscal year only after obtaining the prior approval of the Commissioner. The Commissioner may order the bank to refrain from making a proposed distribution if the making of the distribution by the bank would be unsafe or unsound.

The Company’s ability to pay cash dividends is limited by the provisions of Delaware law, which permits the payment of dividends from surplus or, if no surplus exists, from net profits for the fiscal year in which the dividend is declared and the preceding fiscal year. However, if the Company were determined to be a quasi-California corporation as defined pursuant to Section 2115 of the California General Corporation Law (“CGCL”), different and more restrictive limitations on the payment of dividends would apply.

Pursuant to Section 2115 of the CGCL under certain circumstances, certain provisions of the CGCL may be applied to foreign corporations qualified to do business in California notwithstanding the law of the jurisdiction where the corporation is incorporated. Such a corporation is referred to as a “quasi-California” corporation. Section 2115 is applicable to foreign corporations which have more than half of their stockholders of record residing in California and more than half of their business deriving from California. Our sole business is to manage our investment in our subsidiaries, including East West Bank, which has substantially all of its property, employees, and operations in California. Section 2115 provides for an exemption, among other circumstances, for any foreign corporation with outstanding securities listed on the Nasdaq Global Select Market. Our common stock is currently listed on the Nasdaq Global Select Market and as a result Section 2115 does not currently apply to us.

If we were determined to be a quasi-California corporation, and were no longer eligible for an exemption from Section 2115, we would have to comply with California law with respect to, among other things, distributions to stockholders. Under the CGCL, a corporation is prohibited from paying dividends unless (i) the retained earnings of the corporation immediately prior to the distribution exceeds the amount of the distribution; (ii) the assets of the corporation exceed 1 1/4 times its liabilities; or (iii) the current assets of the corporation exceed its current liabilities, but if the average pre-tax net earnings of the corporation before interest expense for the two years preceding the distribution was less than the average interest expense of the corporation for those years, the current assets of the corporation must exceed 1 1/4 times its current liabilities.

California and Federal Banking Law

The following discussion is a summary of certain provisions of California and federal law and regulations and Delaware corporate law, as well as our Certificate of Incorporation and bylaws, relating to stock ownership and transfers, the Board of Directors, and business combinations, all of which may be deemed to have “anti-takeover” effects. The description of these provisions is necessarily general and reference should be made to the actual law and regulations and to the Certificate of Incorporation and bylaws of the Company.

Federal law prohibits a person or group of persons “acting in concert” from acquiring “control” of a bank holding company unless the Federal Reserve Board has been given 60 days prior written notice of such proposed acquisition and within that time period the Federal Reserve Board has not issued a notice disapproving the proposed acquisition or extending for up to another 30 days the period during which such a disapproval may be issued. An acquisition may be made prior to the expiration of the disapproval period if the Federal Reserve Board issues written notice of its intent not to disapprove the action. Under a rebuttable presumption established by the Federal Reserve Board, the acquisition of more than 10% of a class of voting stock of a bank or bank holding company with a class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended, would, under the circumstances set forth in the presumption, constitute the acquisition of control. In addition, any “company” would be required to obtain the approval of the Federal Reserve Board under the BHC Act before acquiring 25% (5% in the case of an acquiror that is, or is deemed to be, a bank holding company) or more of any class of voting stock, or such lesser number of shares as may constitute control.

Under the California Financial Code, no person shall, directly or indirectly, acquire control of a California state bank or its holding company unless the Commissioner has approved such acquisition of control. A person would be deemed to have acquired control of the Company if such person, directly or indirectly, has the power (i) to vote 25% or more of the voting power of the Company or (ii) to direct or cause the direction of the management and policies of the Company. For purposes of this law, a person who directly or indirectly owns or controls 10% or more of the common stock would be presumed to control the Company.

DESCRIPTION OF PREFERRED STOCK

The following briefly summarizes some of the provisions in our articles of incorporation, bylaws and Delaware law regarding our preferred stock that we may offer from time to time. The specific terms of a series of preferred stock that we may offer will be described in a prospectus supplement relating to that series of preferred stock. The following description and any description of our preferred stock in a prospectus supplement may not be complete and is qualified in all respects by reference to the provisions of our articles of incorporation, bylaws, Delaware law and the certificate of designations relating to the particular series of our preferred stock. We will file such certificate of designations with the SEC at or prior to the time of sale of that series of preferred stock. You are encouraged to read the more detailed provisions of these documents and laws for provisions that may be important to you. You can obtain copies of our charter and bylaws by following the directions under the heading “Where You Can Find More Information”.

General

Under our charter, we have authorized 5,000,000 shares of preferred stock, $0.001 par value per share. There are no shares of preferred stock outstanding.

Our Board of Directors, without stockholder approval, could authorize preferred stock to be issued with voting, conversion and other rights that could adversely affect the voting power and other rights of our common stockholders or other outstanding series of preferred stock. Pursuant to our bylaws, our Board of Directors may grant to a special committee the authority to authorize and determine the above terms of any series of preferred stock issued.

Each series of preferred stock will have the dividend, liquidation, redemption and voting rights described below, unless otherwise described in a prospectus supplement pertaining to a specific series of preferred stock. The applicable prospectus supplement will describe the following terms of the series of preferred stock in respect of which this prospectus is being delivered:

•	the designation of that series, the number of shares offered and the stated value thereof if different from the par value thereof;

•	the amount of the liquidation preference, if any, per share or the method of calculating that amount;

•	the subscription or purchase price and form of consideration for which the shares of such series shall be issued;

•	the dividend rate, if any, or the method of calculating that rate, the dates on which dividends will be paid and the dates from which dividends will begin to cumulate, if applicable;

•	any redemption provisions;

•	any conversion or exchange rights and provisions;

•	any additional voting and other rights, preferences, privileges, qualifications, limitations and restrictions;

•	any securities exchange listing;

•	the relative ranking and preferences of that series as to dividend rights and rights upon our liquidation, dissolution or winding up; and

•	any other terms of that series.

Shares of our preferred stock, when issued against full payment of their purchase price, will be validly issued, fully paid and non-assessable.

Dividends

Holders of each series of preferred stock will be entitled to receive, when, as, and if our board declares, cash dividends payable at the dates and at the rates per share as described in the applicable prospectus supplement. Those rates may be fixed, variable or both. Dividends may be cumulative or noncumulative and may be payable in preference to, or in such relation to, the dividends payable on any other class or classes or series of our stock, as described in the applicable prospectus supplement.

Conversion and Exchange

The terms on which preferred stock of any series may be converted into or exchanged for another class or series of securities will be described in the applicable prospectus supplement.

Redemption

The terms on which any series of preferred stock may be redeemed will be described in the applicable prospectus supplement. All shares of preferred stock which we redeem, purchase or acquire, including shares surrendered for conversion or exchange, shall be retired and restored to the status of authorized but unissued shares of preferred stock undesignated as to series.

Liquidation

In the event of our voluntary or involuntary liquidation, dissolution, or winding up, preferred stockholders of any particular series will be entitled, subject to creditors’ rights and holders of any series of preferred stock ranking senior as to liquidation rights, but before any distribution to common stockholders or holders of any series of preferred stock ranking junior as to liquidation rights, to receive a liquidating distribution in the amount of the liquidation preference, if any, per share as mentioned in the applicable prospectus supplement, plus accrued and unpaid dividends for the current dividend period. This would include any accumulation of unpaid dividends for prior dividend periods, if dividends on that series of preferred stock are cumulative. If the amounts available for distribution upon our liquidation, dissolution or winding up are not sufficient to satisfy the full liquidation rights of all the outstanding preferred stock of that series and all stock ranking equal to that series of preferred stock, then the holders of each series of that stock will share ratably in any distribution of assets in proportion to the full respective preferential amount, which may include accumulated dividends, to which they are entitled. After the full amount of the liquidation preference is paid, the holders of preferred stock will not be entitled to any further participation in any distribution of our assets.

Voting Rights

The voting rights of preferred stock of any series will be described in the applicable prospectus supplement.

Under regulations of the Federal Reserve Board, if the holders of any series of preferred stock become entitled to vote for the election of directors because dividends on that series are in arrears, that series may then be deemed a “class of voting securities”, and a holder of 25% of more of that series (or a holder of 5% or more if it otherwise exercises a “controlling influence” over us) may then be subject to regulation as a bank holding company. In addition, in that event:

•

any bank holding company may be required to obtain Federal Reserve Board approval, and any foreign bank, and any company that controls a foreign bank, that has certain types of U.S. banking operations may be required to obtain Federal Reserve Board approval under the International Banking Act of 1978, to acquire 5% or more of that series of preferred stock; and

•

any person other than a bank holding company may be required to obtain Federal Reserve Board approval under the Change in Bank Control Act of 1978 to acquire 10% or more of that series of preferred stock.

Other Rights

The shares of a series of preferred stock may have the preferences, conversion, or other rights, voting powers, restrictions, limitations as to dividends, qualifications, terms or conditions of redemption, or other rights as may be described in the applicable prospectus supplement, our charter, or as otherwise required by law.

Title

We, the transfer agent and the registrar for a series of preferred stock, and any of our or their agents may treat the registered owner of that preferred stock as the absolute owner of that stock, whether or not any payment for that preferred stock shall be overdue and despite any notice to the contrary, for any purposes.

Transfer Agent and Registrar

Unless the applicable prospectus supplement specifies otherwise, the transfer agent, registrar and dividend disbursement agent for each series of preferred stock will be BNY Mellon Shareowner Services.

PLAN OF DISTRIBUTION

We may sell these securities offered under this prospectus through agents, through underwriters or dealers, or directly to one or more purchasers.

Underwriters, dealers and agents that participate in the distribution of these securities may be underwriters as defined in the Securities Act and any discounts or commissions received by them from us and any profit on the resale of these securities by them may be treated as underwriting discounts and commissions under the Securities Act. Any underwriters or agents will be identified and their compensation, including any underwriting discount or commission, will be described in the applicable prospectus supplement. The prospectus supplement will also describe other terms of the offering, including the initial public offering price, any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which these securities may be listed.

The distribution of these securities may occur from time to time in one or more transactions at a fixed price or prices, at market prices prevailing at the time of sale, at prices related to the prevailing market prices or at negotiated prices.

This prospectus, together with any applicable prospectus supplement, may also be used by our affiliates in connection with offers and sales of the securities in market-making transactions at negotiated prices related to prevailing market prices at the time of sale. Such affiliates may act as principals or agents in such transactions. None of our affiliates have any obligation to make a market in the securities and each may discontinue any market-making activities at any time, without notice, at its sole discretion.

We may have agreements with the underwriters, dealers and agents, including our affiliates, to indemnify them against certain civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payments which the underwriters, dealers, or agents may be required to make as a result of those certain civil liabilities.

When we issue the securities offered by this prospectus, they may be new securities without an established trading market. If we sell a security offered by this prospectus to an underwriter for public offering and sale, the underwriter may make a market for that security, but the underwriter will not be obligated to do so and could discontinue any market making without notice at any time. Therefore, we cannot give any assurances to you concerning the liquidity of any security offered by this prospectus.

Underwriters and agents and their affiliates may be customers of, engage in transactions with, or perform services for us or our subsidiaries in the ordinary course of their businesses. In connection with the distribution of the securities offered under this prospectus, we may enter into swap or other hedging transactions with, or arranged by, underwriters or agents or their affiliates. These underwriters or agents or their affiliates may receive compensation, trading gain, or other benefits from these transactions.

LEGAL MATTERS

Unless otherwise indicated in the applicable prospectus supplement, certain legal matters will be passed upon for us by Manatt, Phelps & Phillips, LLP, Los Angeles, California, and Douglas Krause, Esq., our General Counsel. Mr. Krause holds shares of our common stock and options to purchase our common stock. Unless otherwise provided in the applicable prospectus supplement, certain legal matters will be passed upon for any underwriters or agents by their own counsel.

EXPERTS

The consolidated financial statements incorporated in this Prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 2007 and the effectiveness of East West Bancorp, Inc.’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports which are incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

11,000,000 Shares

Common Stock

Prospectus Supplement

July 20, 2009

Barclays Capital